Exhibit 99.3

WHEATON
PRECIOUS METALS

2024
FINANCIAL STATEMENTS

WHEATON PRECIOUS METALS 2024 FINANCIAL STATEMENTS

Management’s Responsibility for Financial Reporting
The accompanying consolidated financial statements of Wheaton Precious Metals Corp. (“Wheaton”) were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). Financial information appearing throughout our Management’s Discussion and Analysis (“MD&A”) is consistent with these consolidated financial statements.
In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain and rely on a comprehensive system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include business planning; delegation of authority; careful selection and hiring of staff; accountability for performance within appropriate and well-defined areas of responsibility; and the communication of policies and guidelines of business conduct throughout the company.
The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed entirely of directors who are neither officers nor employees of Wheaton. The Audit Committee reviews Wheaton’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring Wheaton’s system of internal controls, monitoring its compliance with legal and regulatory requirements, selecting the external auditors and reviewing the qualifications, independence and performance of the external auditors.
Deloitte LLP, Independent Registered Public Accounting Firm, appointed by the shareholders of Wheaton upon the recommendation of the Audit Committee and the Board of Directors, have performed an independent audit of the consolidated financial statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

/s/ Randy Smallwood	/s/ Gary Brown

Randy Smallwood	Gary Brown

President & Chief Executive Officer	Senior Vice President & Chief Financial Officer

March 13, 2025

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [2]

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Wheaton Precious Metals Corp.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Wheaton Precious Metals Corp. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of earnings, comprehensive income, shareholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2024, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.
Impairment - Assessment of Whether Indicators of Impairment or Impairment Reversal Exist within the Mineral Stream Interests - Refer to Note 4.3 to the financial statements
Critical Audit Matter Description
The Company considers each precious metals purchase agreement (“PMPA”) to be a separate cash generating unit (“CGU”). The Company’s determination of whether or not an indicator of impairment or impairment reversal exists at the CGU level requires significant management judgment. Changes in metal price forecasts, discount rates, reductions or increases in the amount of future recoverable ounces of metals attributable to the Company and/or adverse or favorable operational, political or regulatory developments impacting the mining properties in respect of which the Company has PMPAs can result in a write-down or write-up
of the carrying amounts of the Company’s mineral stream interests.
While there are several factors that are required to determine whether or not an indicator of impairment or impairment reversal exists, the judgments with the highest degree of subjectivity are evaluating the impact of (1) changes to future metal prices for gold, silver, palladium and cobalt, and (2) changes in the amount of future recoverable ounces of metals attributable to the Company. Auditing these estimates and factors required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [3]

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures to evaluate the impact of changes to (1) future metal prices for gold, silver, palladium and cobalt and (2) changes in the amount of future recoverable ounces of metals attributable to the Company in the assessment of indicators of impairment or impairment reversal included the following, among others:

●	Evaluated the effectiveness of the Company’s controls over management’s assessment of indicators of impairment or impairment reversal.

●	Evaluated management’s ability to accurately forecast future recoverable ounces of metals attributable to the Company by:

–	Assessing the methodology used in management’s determination of the future recoverable ounces of attributable metals;

–	Completing retrospective analysis comparing the Company’s historical forecasts to actual results;

–	Assessing management’s expected future recoverable ounces of attributable metals by considering the reserve and resource estimates prepared by the third-party mining property operators; and

–	Considering the professional qualifications and objectivity of management’s specialists.

●
With the assistance of fair value specialists, evaluated the significance of movements in future metal prices for gold, silver, palladium and cobalt by comparing historical forecasts to current third-party forecasts.

Impairment of Mineral Stream Interests: Voisey’s Bay – Refer to Note 13 to the financial statements
Critical Audit Matter Description
Due to a significant decline in market cobalt prices, an indicator of impairment was identified for the Voisey’s Bay PMPA CGU. Due to the indicator of impairment, the recoverable amount of the Voisey’s Bay PMPA CGU was estimated based on its fair value less costs of disposal and an impairment loss was recorded.
While there are several inputs that are required to determine the recoverable amount for the Voisey’s Bay PMPA CGU, the estimates and assumptions with the highest degree of subjectivity and judgment uncertainty are future cobalt prices and discount rates. Auditing these estimates and assumptions required a high degree of auditor judgment and an increased extent of audit effort, including the involvement of fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the future cobalt prices and discount rates used in determining the recoverable amount of the Voisey’s Bay PMPA CGU included the following, among others:

●	Evaluated the effectiveness of controls over management’s determination of the future cobalt prices and discount rates.

●	With the assistance of fair value specialists;

–	Evaluated the reasonableness of the forecasts of future cobalt prices by comparing management’s forecasts to third party forecasts.

–
Evaluated the reasonableness of the discount rates by testing the source information underlying the determination of the discount rates and developed a range of independent estimates for the discount rates and compared to the discount rates selected by management.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 13, 2025
We have served as the Company’s auditor since 2004.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [4]

Management’s Report on Internal Control Over Financial Reporting
Management of Wheaton Precious Metals Corp. (“Wheaton”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). It includes those policies and procedures that:

i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to Wheaton’s assets;

ii.
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and Wheaton receipts and expenditures are made only in accordance with authorizations of management and Wheaton’s directors; and

iii.
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Wheaton’s assets that could have a material effect on Wheaton’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of Wheaton’s internal control over financial reporting as of December 31, 2024, based on the criteria set forth in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2024, Wheaton’s internal control over financial reporting was effective.
The effectiveness of Wheaton’s internal control over financial reporting, as of December 31, 2024, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements as of and for the year ended December 31, 2024, as stated in their report.

/s/ Randy Smallwood	/s/ Gary Brown

Randy Smallwood	Gary Brown

President & Chief Executive Officer	Senior Vice President & Chief Financial Officer

March 13, 2025

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [5]

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Wheaton Precious Metals Corp.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Wheaton Precious Metals Corp. and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated March 13, 2025, expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 13, 2025

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [6]

Consolidated Statements of Earnings

		Years Ended December 31

(US dollars and shares in thousands, except per share amounts)	Note	2024	2023

Sales	6	$1,284,639	$1,016,045

Cost of sales

Cost of sales, excluding depletion		$235,108	$228,171

Depletion		246,944	214,434

Total cost of sales		$482,052	$442,605

Gross margin		$802,587	$573,440

General and administrative expenses	7	40,668	38,165

Share based compensation	8	23,268	22,744

Donations and community investments	9	8,958	7,261

Impairment of mineral stream interests	13	108,861	-

Earnings from operations		$620,832	$505,270

Gain on disposal of mineral stream interests	12	-	5,027

Other income (expense)	10	29,061	34,271

Earnings before finance costs and income taxes		$649,893	$544,568

Finance costs	17.3	5,549	5,510

Earnings before income taxes		$644,344	$539,058

Income tax expense	23	115,204	1,414

Net earnings		$529,140	$537,644

Basic earnings per share		$1.167	$1.187

Diluted earnings per share		$1.165	$1.186

Weighted average number of shares outstanding

Basic	21	453,460	452,814

Diluted	21	454,119	453,463

The accompanying notes form an integral part of these consolidated financial statements.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [7]

Consolidated Statements of Comprehensive Income

		Years Ended December 31

(US dollars in thousands)	Note	2024	2023

Net earnings		$529,140	$537,644

Other comprehensive income

Items that will not be reclassified to net earnings

Gain (loss) on LTIs¹	16	$4,649	$(26,632)

Income tax expense (recovery) related to LTIs	23	852	(3,719)

Total other comprehensive income (loss)		$3,797	$(22,913)

Total comprehensive income		$532,937	$514,731

1)	LTIs = long-term investments – common shares held.

The accompanying notes form an integral part of these consolidated financial statements.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [8]

Consolidated Balance Sheets

		As at December 31	As at December 31

(US dollars in thousands)	Note	2024	2023

Assets

Current assets

Cash and cash equivalents	22	$818,166	$546,527

Accounts receivable	11	6,217	10,078

Cobalt inventory		-	1,372

Income taxes receivable	23	-	5,935

Other	24	3,697	3,499

Total current assets		$828,080	$567,411

Non-current assets

Mineral stream interests	12	$6,379,580	$6,122,441

Early deposit mineral stream interests	14	47,094	47,093

Mineral royalty interests	15	40,421	13,454

Long-term equity investments	16	98,975	246,678

Property, plant and equipment		8,691	7,638

Other	25	21,616	26,470

Total non-current assets		$6,596,377	$6,463,774

Total assets		$7,424,457	$7,031,185

Liabilities

Current liabilities

Accounts payable and accrued liabilities		$13,553	$13,458

Income taxes payable	23	2,127	-

Current portion of performance share units	20.1	13,562	12,013

Current portion of lease liabilities	17.2	262	604

Total current liabilities		$29,504	$26,075

Non-current liabilities

Performance share units	20.1	$11,522	$9,113

Lease liabilities	17.2	4,909	5,625

Global minimum tax payable	23	113,505	-

Deferred income taxes	23	349	232

Pension liability		5,289	4,624

Total non-current liabilities		$135,574	$19,594

Total liabilities		$165,078	$45,669

Shareholders’ equity

Issued capital	18	$3,798,108	$3,777,323

Reserves	19	(63,503)	(40,091)

Retained earnings		3,524,774	3,248,284

Total shareholders’ equity		$7,259,379	$6,985,516

Total liabilities and shareholders’ equity		$7,424,457	$7,031,185

/s/ Randy Smallwood	/s/ Marilyn Schonberner

Randy Smallwood	Marilyn Schonberner

Director	Director
The
accompanying notes form an integral part of these consolidated financial statements.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [9]

Consolidated Statements of Cash Flows

		Years Ended December 31

(US dollars in thousands)	Note	2024	2023

Operating activities

Net earnings		$529,140	$537,644

Adjustments for

Depreciation and depletion		248,303	215,926

Gain on disposal of mineral stream interest	12	-	(5,027)

Impairment of mineral stream interests	13	108,861	-

Interest expense	17.3	284	207

Equity settled share based compensation	8	6,703	6,438

Performance share units - expense	20.1	16,565	16,306

Performance share units - paid	20.1	(11,129)	(16,675)

Pension expense		1,124	1,122

Pension paid		(43)	(116)

Income tax expense	23	115,204	1,414

(Gain) loss on fair value adjustment of share purchase warrants held	10	8	31

Investment income recognized in net earnings		(27,014)	(37,178)

Other		3,142	1,227

Change in non-cash working capital	22	4,426	1,912

Cash generated from operations before income taxes and interest		$995,574	$723,231

Income taxes refunded (paid)		8,516	(6,192)

Interest paid		(287)	(187)

Interest received		23,778	33,957

Cash generated from operating activities		$1,027,581	$750,809

Financing activities

Credit facility extension fees	17.1	$(937)	$(859)

Share purchase options exercised	19.1	13,192	12,415

Lease payments	17.2	(594)	(691)

Dividends paid	18.2	(279,050)	(265,109)

Cash used for financing activities		$(267,389)	$(254,244)

Investing activities

Mineral stream interests	12	$(628,234)	$(663,528)

Repayment of mineral stream interests deposit	12	13,250	-

Early deposit mineral stream interests	14	-	(1,000)

Mineral royalty interest	15	(26,981)	(6,833)

Net proceeds on disposal of mineral stream interests		-	46,400

Acquisition of long-term investments	16, 22	(20,234)	(17,447)

Proceeds on disposal of long-term investments	16, 22	177,088	202

Investment in subscription rights	25	(3,114)	(4,510)

Dividends received		2,188	2,317

Other		(2,266)	(2,247)

Cash used for investing activities		$(488,303)	$(646,646)

Effect of exchange rate changes on cash and cash equivalents		$(250)	$519

Increase (decrease) in cash and cash equivalents		$271,639	$(149,562)

Cash and cash equivalents, beginning of year		546,527	696,089

Cash and cash equivalents, end of year	22	$818,166	$546,527
The accompanying notes form an integral part of these consolidated financial statements.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [10]

Consolidated Statements of Shareholders’ Equity

			Reserves

(US dollars in thousands)	Number of Shares (000’s)	Issued Capital	Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	LTI 1 Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total

At January 1, 2023	452,319	$3,752,662	$83,077	$22,578	$8,142	$(47,250)	$66,547	$2,898,466	$6,717,675

Total comprehensive income

Net earnings		$-	$-	$-	$-	$-	$-	$537,644	$537,644

OCI 1		-	-	-	-	(22,913)	(22,913)	-	(22,913)

Total comprehensive income		$-	$-	$-	$-	$(22,913)	$(22,913)	$537,644	$514,731

SBC 1 expense		$-	$-	$2,607	$3,831	$-	$6,438	$-	$6,438

Options 1 exercised	489	14,060	-	(2,278)	-	-	(2,278)	-	11,782

RSUs 1 released	119	3,967	-	-	(3,967)	-	(3,967)	-	-

Warrant expiration 1	-	-	(83,077)	-	-	-	(83,077)	83,077	-

Dividends (Note 18.2)	142	6,634	-	-	-	-	-	(271,744)	(265,110)

Realized gain on disposal of LTIs ¹ (Note 19.3)		-	-	-	-	(841)	(841)	841	-

At December 31, 2023	453,069	$3,777,323	$-	$22,907	$8,006	$(71,004)	$(40,091)	$3,248,284	$6,985,516

Total comprehensive income

Net earnings		$-	$-	$-	$-	$-	$-	$529,140	$529,140

OCI 1		-	-	-	-	3,797	3,797	-	3,797

Total comprehensive income		$-	$-	$-	$-	$3,797	$3,797	$529,140	$532,937

SBC 1 expense		$-	$-	$2,837	$3,866	$-	$6,703	$-	$6,703

Options 1 exercised	500	15,656	-	(2,383)	-	-	(2,383)	-	13,273

RSUs 1 released	69	3,013	-	-	(3,013)	-	(3,013)	-	-

Dividends (Note 18.2)	39	2,116	-	-	-	-	-	(281,166)	(279,050)

Realized gain on disposal of LTIs ¹ (Note 19.3)		-	-	-	-	(28,516)	(28,516)	28,516	-

At December 31, 2024	453,677	$3,798,108	$-	$23,361	$8,859	$(95,723)	$(63,503)	$3,524,774	$7,259,379

1)
Definitions as follows: “OCI” = Other Comprehensive Income (Loss); “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “LTI’s” = Long-Term Investments; “Warrants” = Share Purchase Warrants.

The accompanying notes form an integral part of these consolidated financial statements.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [11]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

1.	Description of Business and Nature of Operations
Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium) and cobalt. Wheaton Precious Metals Corp. (“Wheaton” or the “Company”), which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3500 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3. The Company trades on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”) under the symbol WPM.
As of December 31, 2024, the Company has entered into 40
long-term agreements
1
(
32 of which are precious metal purchase agreements, or “PMPAs”, three of which are early deposit PMPAs, and five of which are royalty agreements), with 33 different mining companies, related to precious metals and cobalt relating to 18 mining assets which are currently operating, 25 which are at various stages of development and 3 which have been placed into care and maintenance or have been closed, located in 18 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is either a fixed price or fixed percentage of the market price by contract, generally at or below the prevailing market price.
The consolidated financial statements of the Company for the year ended December 31, 2024 were authorized for issue as of March 13, 2025 in accordance with a resolution of the Board of Directors.

2.	Basis of Presentation and Statement of Compliance
These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) on a historical cost basis, except for financial assets which are not held for the purpose of collecting contractual cash flows on specified dates and derivative assets and derivative liabilities which have been measured at fair value as at the relevant balance sheet date. The consolidated financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency, and all values are expressed in thousands unless otherwise noted. References to “Cdn$” refer to Canadian dollars.

3.	Material Accounting Policy Information

3.1.	New Accounting Standards Effective in 2024
Amendment to IAS
1-
Presentation of Financial statements
The amendments to IAS 1, clarify the presentation of liabilities. The classification of liabilities as current or non-current
is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current
even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current
at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The adoption of this amendment did not have a material impact on the Company’s financial statements.

3.2.	Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries Wheaton Precious Metals International Ltd., Silver Wheaton Luxembourg S.a.r.l. and Wheaton Precious Metals (Cayman) Co.
Subsidiaries are fully consolidated from the date on which the Company obtains a controlling interest. Control is defined as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.
The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

1	Minto has been removed from the mine count due to Minto Metals Corp., being placed in receivership.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [12]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

3.3.	Revenue Recognition
Revenue relating to the sale of precious metals is recognized when control of the precious metal is transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for those products. In determining whether the Company has satisfied a performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the asset.
Under certain PMPAs, precious metal is acquired from the mine operator in the form of precious metal credits, which is then sold through bullion banks. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer. The Company will occasionally enter into forward contracts in relation to precious metal deliveries that it is highly confident will occur within a given quarter. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of the precious metal.
Under certain PMPAs, precious metal is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires precious metals in concentrate form, final precious metal prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for precious metals. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted precious metal prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of precious metal ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer, which is also the date that control of the precious metal is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold are not significant and do not constrain the recognition of revenue.
Effective January 1, 2024, the Company entered into an offtake agreement under which all cobalt is sold to a third party offtaker. Revenue from the cobalt sale is recognized at the time of the delivery, which is also the date that control of the cobalt is transferred to the offtaker.
Prior to January 1, 2024, title to but not control of cobalt was transferred to a third-party sales agent who then onsold the cobalt to Wheaton approved third party customers. Revenue from the sale of cobalt was recognized when the third party customer and sales terms had been agreed to between Wheaton and the third-party sales agent, which was also the date that control of the cobalt was transferred to the third-party sales agent.

3.4.	Financial Instruments
Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.
Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through net earnings) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through net earnings are recognized immediately in net earnings.

3.5.	Financial Assets
Financial assets are subsequently measured at either amortized cost or fair value, depending on the classification of the financial assets.
Financial Assets at Fair Value Through Other Comprehensive Income (“FVTOCI”)
The Company’s long-term investments in common shares held are for long-term strategic purposes and not for trading. Upon the adoption of IFRS 9, Financial Instruments (“IFRS 9”), the Company made an irrevocable election to designate these long-term investments in common shares held as FVTOCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value in net earnings.
Long-term investments in common shares held are initially measured at fair value. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized as a component of other comprehensive income (“OCI”) and accumulated in the long-term investment revaluation reserve. The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [13]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

Dividends on these long-term investments in common shares held are recognized as a component of net earnings in the period they are received under the classification Other Income (Expense).
Financial Assets at Fair Value Through Net Earnings (“FVTNE”)
Cash and cash equivalents are stated at FVTNE.
Warrants held by the Company for long-term investment purposes are classified as FVTNE. These warrants are measured at fair value at the end of each reporting period, with any gains or losses arising on remeasurement recognized as a component of net earnings under the classification Other Income (Expense).
As discussed in Note 3.3, the Company’s provisionally priced sales contain an embedded derivative that is reflected at fair value at the end of each reporting period. Fair value gains and losses related to the embedded derivative are included in revenue in the period they occur.
Financial Assets at Amortized Cost
The previously outstanding
non-revolving
term loan, which requires regularly scheduled payments of interest and principal, is carried at amortized cost. Other receivables are non-interest
bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, the previously outstanding non-revolving
term loan and other receivables are reported net of allowances for uncollectable amounts.
Foreign Exchange Gains and Losses
The fair value of financial assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period. The foreign exchange component forms part of its fair value gain or loss. Therefore,

•	For financial assets that are classified as FVTNE, the foreign exchange component is recognized as a component of net earnings;

•	For financial assets that are classified as FVTOCI, the foreign exchange component is recognized as a component of OCI; and

•
For financial assets that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments and are recognized as a component of net earnings.

Derecognition of Financial Assets
The Company derecognizes a financial asset only when the contractual rights to cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.
On derecognition of a financial asset that is classified as FVTOCI, the cumulative gain or loss (net of tax) previously accumulated in the long-term investment revaluation reserve is not reclassified to net earnings, but is reclassified to retained earnings.

3.6.	Financial Liabilities and Equity Instruments
Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definition of a financial liability and equity instrument. All financial liabilities are subsequently measured at amortized cost using the effective interest method or at FVTNE, depending on the classification of the instrument.
Equity Instruments
An equity instrument is a contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received less direct issue costs (net of any current or deferred income tax recovery attributable to such costs).
Share Purchase Warrants Issued
Share purchase warrants issued with an exercise price denominated in the Company’s functional currency (US dollars) are considered equity instruments with the consideration received reflected within shareholders’ equity under the

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [14]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

classification of share purchase warrants reserve. Upon exercise, the original consideration is reallocated from share purchase warrants reserve to issued share capital along with the associated exercise price.
Bank Debt
Bank debt is initially measured at fair value, net of transaction costs, and is subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.
Foreign Exchange Gains and Losses
The fair value of financial liabilities denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period. Therefore,

•
For financial liabilities that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments and are recognized as a component of net earnings; and

•	For financial liabilities that are classified as FVTNE, the foreign exchange component forms part of the fair value gains or losses and is recognized as a component of net earnings.
Derecognition of Financial Liabilities
The Company derecognizes financial liabilities when the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash
assets transferred or liabilities assumed, is recognized as a component of net earnings.

3.7.	Mineral Stream Interests
Agreements for which settlement is called for in gold, silver, palladium or cobalt, the amount of which is based on production at the mines, are stated at cost less accumulated depletion and accumulated impairment charges, if any.
The cost of the asset is comprised of its purchase price, any closing costs directly attributable to acquiring the asset, and, for qualifying assets, borrowing costs. The purchase price is the aggregate cash amount paid and the fair value of any other non-cash
consideration given to acquire the asset.
Depletion
The cost of these mineral stream interests is separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production
basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable
until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves.
Asset Impairment
Management considers each PMPA to be a separate cash generating unit (“CGU”), which is the lowest level for which cash inflows are largely independent of those of other assets. At the end of each reporting period, the Company assesses each PMPA to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment or impairment reversal (if any). The recoverable amount of each PMPA is the higher of fair value less cost of disposal (“FVLCD”) and value in use (“VIU”). The FVLCD represents the amount that could be received from each PMPA in an arm’s length transaction at the measurement date.
If the carrying amount of the PMPA exceeds its recoverable amount, the PMPA is considered impaired and an impairment charge is reflected as a component of net earnings so as to reduce the carrying amount to its recoverable value. A previously recognized impairment charge is reversed only if there has been an indicator of a potential impairment reversal and the resulting assessment of the PMPA’s recoverable amount exceeds its carrying value. If this is the case, the carrying amount of the PMPA is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA in prior years. Such reversal is reflected as a component of net earnings.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [15]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

3.8.	Debt Issue Costs
Debt issue costs on
non-revolving
facilities are treated as an adjustment to the carrying amount of the original liability and are amortized over the life of the new or modified liability. Debt issue costs on revolving facilities are recorded as an asset under the classification Other long-term assets and are amortized over the life of the new or modified credit facility.

3.9.	Stock Based Payment Transactions
The Company recognizes a stock based compensation expense for all share purchase options and restricted share units (“RSUs”) awarded to employees, officers and directors based on the fair values of the share purchase options and RSUs at the date of grant. The fair values of share purchase options and RSUs at the date of grant are expensed over the vesting periods of the share purchase options and RSUs, respectively, with a corresponding increase to equity. The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSUs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses
its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of earnings.
The Company recognizes a stock based compensation expense for performance share units (“PSUs”) which are awarded to eligible employees and are settled in cash. Compensation expense for the PSUs is recorded on a straight-line basis over the three year
vesting period. This estimated expense is reflected as a component of net earnings over the vesting period of the PSUs with the related obligation recorded as a liability on the balance sheet. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair market value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

3.10.	Income Taxes
Income tax expense comprises current and deferred income tax. Current and deferred income taxes are recognized as a component of net earnings except to the extent that it relates to items recognized directly in equity or as a component of OCI.
Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years.
Deferred income tax is recognized using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax assets and liabilities are measured using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and which are expected to apply when the related deferred income tax assets are realized or the deferred income tax liabilities are settled.
Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred income tax assets are generally recognized for all deductible temporary differences and the carry forward of unused tax losses and tax credits to the extent that it is probable that sufficient future taxable income, including income arising from reversing taxable temporary differences and tax planning opportunities, will be available against which those deductible temporary differences and the carry forward of unused tax losses and tax credits can be utilized.
Deferred income tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred income tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.
The carrying amount of deferred income tax assets are reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income, including income arising from reversing taxable temporary differences and tax planning opportunities, will be available to allow all or part of the deferred income tax assets to be recovered.
Deferred income tax assets and liabilities are not recognized for temporary differences arising from the initial recognition (other than in a business combination) of assets and liabilities in a transaction which does not affect either the accounting income or the taxable income. In addition, deferred income tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [16]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

3.11.	Earnings Per Share
Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share is calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants with an exercise price that exceeds the average market price of the common shares for the period are exercised, and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the period.

3.12.	Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount required to settle the obligation.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.
When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

3.13.	Post-Employment Benefit Costs
The Company provides a Supplemental Employee Retirement Plan (“SERP) to all qualified employees. The SERP is an unregistered and unfunded defined contribution plan under which the Company makes a fixed notional contribution to an account maintained by the Company. Any benefits under the SERP have a vesting period of five years from the first date of employment. The notional contributions are recognized as employee benefit expense in earnings in the periods during which services are rendered by employees.

3.14.	Future Changes to Accounting Policies
The International Accounting Standards Board has issued the following new or amended standards:
IFRS 18 - Presentation and Disclosure in Financial Statements.
In April 2024, IFRS 18 Presentation and Disclosure in Financial Statements was issued. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. There were also minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions. The Company is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027 with early adoption permitted. The Company is currently evaluating the impact of IFRS 18 on its financial statements.

4.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments
The preparation of the Company’s consolidated financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.
Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.
Key Sources of Estimation Uncertainty

4.1.	Attributable Reserve, Resource and Exploration Potential Estimates
Mineral stream interests are significant assets of the Company, with a carrying value of $
6.4
 billion at December 31, 2024, inclusive of early deposit agreements. This amount represents the capitalized expenditures related to the acquisition of the mineral stream interests, net of accumulated depletion and accumulated impairment charges, if any.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [17]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of metals contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has PMPAs. Resources are estimates of the amount of metals contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has PMPAs. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator’s exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company’s percentage entitlement to metals produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgment as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company’s mineral stream interests and depletion charges.

4.2.	Depletion
As described in Note 3.7, the Company’s mineral stream interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production
basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable
until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained metals, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

4.3.	Impairment of Assets
As more fully described in Note 3.7, the Company assesses each PMPA at the end of every reporting period to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment or impairment reversal (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of attributable metals, and operating performance.
The price of precious metals and cobalt has been volatile over the past several years. The Company monitors spot and forward metal prices and if necessary re-evaluates
the long-term metal price assumptions used for impairment testing. Should price levels decline or increase in the future, either for an extended period of time or due to known macro economic changes, the Company may need to re-evaluate
the long-term metal price assumptions used for impairment testing. A significant decrease in long-term metal price assumptions may be an indication of potential impairment, while a significant increase in long-term metal price assumptions may be an indication of potential impairment reversal. In addition, the Company also monitors the estimated recoverable reserves and resources as well as operational developments and other matters at the mining properties in respect of which the Company has PMPAs for indications of impairment or impairment reversal. Should the Company conclude that it has an indication of impairment or impairment reversal at any balance sheet date, the Company is required to perform an impairment assessment.
At December 31, 2024, indicators of impairment were identified relative to the Voisey’s Bay PMPA, primarily as a result of significant and sustained decreases in the market prices of cobalt over the year ended December 31, 2024 compared to historical price levels. Management estimated that the recoverable amount at December 31, 2024 of the Voisey’s Bay PMPA was less than the carrying amount and accordingly recorded an impairment charge of $109 million. Refer to Note 13 for further information. No such indicators of impairment were identified in 2023.

4.4.	Valuation of Stock Based Compensation
As more fully described in Note 3.9, the Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 19.1, 19.2, and 20.1, respectively.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [18]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

Critical Accounting Judgments

4.5.	Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including those matters described in Note 27. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that management’s judgement of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

4.6.	Income Taxes
The interpretation and application of existing tax laws, regulations or rules in Canada, the Cayman Islands, Luxembourg or any of the countries in which the Company’s subsidiaries or the mining operations are located or to which deliveries of precious metals, precious metal credits or cobalt are made requires the use of judgment. The likelihood that tax positions taken will be sustained is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. Refer to Note 27 for more information.
In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income, including the expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable metal ounces. The amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual taxable income differs significantly from expected taxable income. The Company reassesses its deferred income tax assets at the end of each reporting period.

5.	Financial Instruments

5.1.	Capital Risk Management
The Company manages its capital to ensure that it will be able to continue as a going concern and satisfy its outstanding funding commitments while maintaining a high degree of financial flexibility to consummate new streaming investments.
The capital structure of the Company consists of debt (Note 17) and equity attributable to common shareholders, comprising of issued capital (Note 18), accumulated reserves (Note 19) and retained earnings.
The Company is not subject to any externally imposed capital requirements with the exception of complying with the minimum tangible net worth covenant under its sustainability-linked revolving credit facility (Note 17).
The Company is in compliance with the debt covenants at December 31, 2024, as described in Note 17.1.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [19]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

5.2.	Categories of Financial Assets and Liabilities
Trade receivables from sales of cobalt and other receivables are non-interest
bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, the other receivables are reported net of allowances for uncollectable amounts. The refundable deposit on the 777 PMPA, which requires a single principal payment at maturity, is carried at amortized cost, which approximates its fair value. All other financial assets are reported at fair value. Fair value adjustments on financial assets are reflected as a component of net earnings with the exception of fair value adjustments associated with the Company’s long-term investments in common shares held. As these long-term investments are held for strategic purposes and not for trading, the Company has made a one time, irrevocable election to reflect the fair value adjustments associated with these investments as a component of OCI. Financial liabilities are reported at amortized cost using the effective interest method, which approximate fair values due to the short terms to maturity. The following table summarizes the classification of the Company’s financial assets and liabilities:

		December 31	December 31
(in thousands)	Note	2024	2023

Financial assets

Financial assets mandatorily measured at FVTNE 1

Cash and cash equivalents	22	$818,166	$546,527

Trade receivables from provisional concentrate sales, net of fair value adjustment	6, 11	3,518	5,360

Long-term investments - warrants held		785	652

Investments in equity instruments designated at FVTOCI 1

Long-term investments - common shares held	16	98,190	246,026

Financial assets measured at amortized cost

Trade receivables from sales of cobalt	11	1,199	3,975

Refundable deposit - 777 PMPA	25	9,413	8,717

Other accounts receivable		1,500	743

Total financial assets		$932,771	$812,000

Financial liabilities

Financial liabilities at amortized cost

Accounts payable and accrued liabilities		$13,553	$13,458

Total financial liabilities		$13,553	$13,458

1)	FVTNE refers to Fair Value Through Net Earnings, FVTOCI refers to Fair Value Through Other Comprehensive Income.

5.3.	Credit Risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.
The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company invests surplus cash in short-term, high credit quality, money market instruments. Finally, counterparties used to sell precious metals are all large, international organizations with strong credit ratings and the balance of trade receivables on these sales in the ordinary course of business is not significant. Therefore, credit risk associated with trade receivables at December 31, 2024 is considered to be negligible.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [20]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

The Company’s maximum exposure to credit risk related to its financial assets is as follows:

		December 31	December 31
(in thousands)	Note	2024	2023

Cash and cash equivalents	22	$818,166	$546,527

Trade receivables from provisional concentrate sales, net of fair value adjustment	11	3,518	5,360

Trade receivables from sales of cobalt	11	1,199	3,975

Refundable Deposit - 777 PMPA	25	9,413	8,717

Other accounts receivables	11	1,500	743

Maximum exposure to credit risk related to financial assets		$833,796	$565,322

5.4.	Liquidity Risk
The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. As at December 31, 2024, the Company had cash and cash equivalents of $818 million (December 31, 2023 - $547 million) and working capital of $799 million (December 31, 2023 - $541 million).
The Company holds equity investments of several companies (Note 16) with a combined market value at December 31, 2024 of $99 million (December 31, 2023 - $247 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. These shares and warrants are held for strategic purposes and are considered long-term investments and therefore, as part of the Company’s planning, budgeting and liquidity analysis process, these investments are not relied upon to provide operational liquidity.
The following table summarizes the timing associated with the Company’s remaining contractual payments relating to its financial liabilities and performance share units liability. The table reflects the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations). The table includes both interest and principal cash flows, where applicable.

As at December 31, 2024

(in thousands)	2024	2025 - 2026	2027 - 2028	After 2028	Total

Accounts payable and accrued liabilities	$13,553	$-	$-	$-	$13,553

Performance share units 1	13,562	11,522	-	-	25,084

Total	$27,115	$11,522	$-	$-	$38,637

1)	See Note 20.1 for estimated value per PSU at maturity and anticipated performance factor at maturity.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [21]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

5.5.	Currency Risk
The Company undertakes certain transactions denominated in Canadian dollars, including certain operating expenses and the acquisition of strategic long-term investments. As a result, the Company is exposed to fluctuations in the value of the Canadian dollar relative to the United States dollar. The carrying amounts of the Company’s Canadian dollar denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	December 31	December 31
(in thousands)	2024	2023

Monetary assets

Cash and cash equivalents	$7,833	$1,729

Accounts receivable	160	112

Long-term investments - common shares held	98,190	77,770

Long-term investments - warrants held	785	652

Other long-term assets	3,114	7,898

Total Canadian dollar denominated monetary assets	$110,082	$88,161

Monetary liabilities

Accounts payable and accrued liabilities	$9,291	$9,080

Performance share units	20,989	17,303

Lease liability	5,170	5,892

Pension liability	5,289	4,624

Total Canadian dollar denominated monetary liabilities	$40,739	$36,899
The following tables detail the Company’s sensitivity to a 10% increase or decrease in the Canadian dollar relative to the United States dollar, representing the sensitivity used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in exchange rates.

	As at December 31, 2024

	Change in Canadian Dollar
(in thousands)	10% Increase	10% Decrease

Increase (decrease) in net earnings	$(2,885)	$2,885

Increase (decrease) in other comprehensive income	9,819	(9,819)

Increase (decrease) in total comprehensive income	$6,934	$(6,934)

	As at December 31, 2023

	Change in Canadian Dollar
(in thousands)	10% Increase	10% Decrease

Increase (decrease) in net earnings	$(2,651)	$2,651

Increase (decrease) in other comprehensive income	7,777	(7,777)

Increase (decrease) in total comprehensive income	$5,126	$(5,126)

5.6.	Interest Rate Risk
The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, the Company has no outstanding borrowings, and historically all borrowings have been at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [22]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

risk. During the years ended December 31, 2024 the weighted average interest rate earned on its cash deposits in interest bearing accounts was 5.00%, as compared to 4.80% in the comparable period of the prior year.
During the years ended December 31, 2024 and 2023, a fluctuation in interest rates of 100 basis points
(1
percent) would not have impacted the amount of interest expensed by the Company.
During the years ended December
3
1
, 2024 and 2023, a fluctuation in interest rates of 100 basis points
(1
percent) would have impacted the amount of interest earned by approximately
$5 million
an
d
 $7
million, respectively.

5.7.	Other Price Risk
The Company is exposed to equity price risk as a result of holding long-term investments in common shares of various companies. The Company does not actively trade these investments.
If equity prices had been 10% higher or lower at the respective balance sheet date, other comprehensive income for the years ended December 31, 2024 and 2023 would have increased/decreased by approximately $10 million and $25 million respectively, as a result of changes in the fair value of common shares held.

5.8.	Fair Value Estimation
The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements (“IFRS 13”).
Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.
Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 - Unobservable inputs which are supported by little or no market activity.
The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		December 31, 2024

(in thousands)	Note	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	22	$818,166	$818,166	$-	$-

Trade receivables from provisional concentrate sales, net of fair value adjustment	11	3,518	-	3,518	-

Long-term investments - common shares held	16	98,190	98,190	-	-

Long-term investments - warrants held	16	785	-	785	-

		$920,659	$916,356	$4,303	$-

		December 31, 2023

(in thousands)	Note	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	22	$546,527	$546,527	$-	$-

Trade receivables from provisional concentrate sales, net of fair value adjustment	11	5,360	-	5,360	-

Long-term investments - common shares held	16	246,026	246,026	-	-

Long-term investments - warrants held	16	652	-	652	-

		$798,565	$792,553	$6,012	$-
When balances are outstanding, the Company’s bank debt (Note 17.1) is reported at amortized cost using the effective interest method.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [23]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

5.8.1.	Valuation Techniques for Level 2 Assets
Accounts Receivable Arising from Sales of Metal Concentrates
The Company’s trade receivables from provisional concentrate sales are valued based on forward price of silver to the expected date of final settlement (Note 6). As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.
Long-Term Investments in Warrants Held
The fair value of the Company’s long-term investments in warrants held that are not traded in an active market are determined using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

6.	Revenue

	Years Ended December 31

(in thousands)	2024		2023

Sales

Gold credit sales	$796,051	62%	$644,131	63%

Silver

Silver credit sales	$381,487	30%	$257,041	25%

Concentrate sales	76,343	6%	81,553	9%

Total silver sales	$457,830	36%	$338,594	34%

Palladium credit sales	$16,999	1%	$18,496	2%

Cobalt sales	$13,759	1%	$14,824	1%

Total sales revenue	$1,284,639	100%	$1,016,045	100%
Gold, Silver and Palladium Credit Sales
Under certain PMPAs, precious metal is acquired from the mine operator in the form of precious metal credits, which is then sold through bullion banks. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer.
During the year ended December 31, 2024, sales to four financial institutions accounted for 34%, 17%, 14% and 14% of the Company’s revenue as compared to sales to four financial institutions accounted for 34%, 20%, 12% and 11% of the Company’s revenue during the comparable period of the previous year. The Company would not be materially affected should any of these financial institutions cease to buy precious metal credits from the Company as these sales would be redirected to alternate financial institutions.
Concentrate Sales
Under certain PMPAs, silver is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires precious metal in concentrate form, final precious metal prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for precious metal. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted gold and silver prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of precious metal ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the customer, which is also the date that control of the precious metal is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold are not significant and do not constrain the recognition of revenue.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [24]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

Cobalt Sales
Effective January 1, 2024, the Company entered into an offtake agreement under which all cobalt is sold to a third party offtaker. Revenue from the cobalt sale is recognized at the time of the delivery, which is also the date that control of the cobalt is transferred to the offtaker.
Prior to January 1, 2024, cobalt was sold to a third-party sales agent who generally sold the cobalt to third party customers approved by Wheaton. Revenue from the sale of cobalt was recognized once the third-party customer and sales terms had been agreed to between Wheaton and the third-party sales agent, which was also the date that control of the cobalt was transferred to the third-party sales agent. Should the sales agent retain the cobalt for their own use, revenue was recognized once the sales terms have been agreed to between Wheaton and the third-party sales agent and the product has been delivered, which is also the date that control of the cobalt is transferred to the third-party sales agent.

7.	General and Administrative

	Years Ended December 31

(in thousands)	2024	2023

Corporate

Salaries and benefits	$15,103	$14,127

Depreciation	904	1,026

Professional fees	2,781	3,414

Business travel	1,684	1,141

Director fees	1,078	1,095

Business taxes	737	798

Audit and regulatory	3,026	3,211

Insurance	1,822	2,052

Other	4,495	3,896

General and administrative - corporate	$31,630	$30,760

Subsidiaries

Salaries and benefits	$5,396	$4,287

Depreciation	455	466

Professional fees	911	618

Business travel	433	346

Director fees	218	199

Business taxes	270	252

Insurance	56	46

Other	1,299	1,191

General and administrative - subsidiaries	$9,038	$7,405

Consolidated general and administrative	$40,668	$38,165

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [25]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

8.	Share Based Compensation

		Years Ended December 31

(in thousands)	Note	2024	2023

Equity settled share based compensation 1

Stock options	19.1	$2,837	$2,607

RSUs	19.2	3,866	3,831

Cash settled share based compensation

PSUs	20.1	$16,565	$16,306

Total share based compensation		$23,268	$22,744

1)	Equity settled share based compensation is a non-cash expense.

9.	Donations and Community Investments

	Years Ended December 31

(in thousands)	2024	2023

Local donations and community investments 1	$2,934	$2,649

Partner donations and community investments 2	6,024	4,612

Total donations and community investments	$8,958	$7,261

1)	The Local Community Investment Program supports organizations in Vancouver and the Cayman Islands, where Wheaton’s offices are located.
2)	The Partner Community Investment Program supports the communities influenced by Mining Partners’ operations.

10.	Other Income (Expense)

		Years Ended December 31

(in thousands)	Note	2024	2023

Interest income		$24,826	$34,862

Dividend income		2,188	2,316

Foreign exchange gain (loss)		2,095	51

Gain (loss) on fair value adjustment of share purchase warrants held mandatorily measured at FVTNE 1		(8)	(31)

Other		(40)	(2,927)

Total other income (expense)		$29,061	$34,271

1)	FVTNE refers to Fair Value Through Net Earnings

11.	Accounts Receivable

		December 31	December 31

(in thousands)	Note	2024	2023

Trade receivables from provisional concentrate sales, net of fair value adjustment	6	$3,518	$5,360

Trade receivables from sales of cobalt	6	1,199	3,975

Other accounts receivable		1,500	743

Total accounts receivable		$6,217	$10,078

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [26]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

12.	Mineral Stream Interests

	Year Ended December 31, 2024

	Cost			Accumulated Depletion & Impairment 1				Carrying Amount Dec 31, 2024
(in thousands)	Balance Jan 1, 2024	Additions	Balance Dec 31, 2024	Balance Jan 1, 2024	Depletion	Impairment Charge	Balance Dec 31, 2024

Gold interests
Salobo	$3,429,911	$-	$3,429,911	$(748,492)	$(85,934)	$-	$(834,426)	$2,595,485
Sudbury 2	623,864	-	623,864	(361,379)	(20,934)	-	(382,313)	241,551
Constancia	140,058	-	140,058	(59,793)	(15,939)	-	(75,732)	64,326
San Dimas	220,429	-	220,429	(75,707)	(8,241)	-	(83,948)	136,481
Stillwater 3	239,352	-	239,352	(27,883)	(4,009)	-	(31,892)	207,460
Other 4	656,187	378,920	1,035,107	(52,498)	(1,293)	-	(53,791)	981,316

	$5,309,801	$378,920	$5,688,721	$(1,325,752)	$(136,350)	$-	$(1,462,102)	$4,226,619

Silver interests
Peñasquito	$524,626	$-	524,626	$(248,394)	$(31,767)	$-	$(280,161)	$244,465
Antamina	900,343	-	900,343	(380,813)	(28,759)	-	(409,572)	490,771
Constancia	302,948	-	302,948	(123,365)	(14,205)	-	(137,570)	165,378
Other 5	1,159,563	96,499	1,256,062	(577,450)	(15,982)	-	(593,432)	662,630

	$2,887,480	$96,499	$2,983,979	$(1,330,022)	$(90,713)	$-	$(1,420,735)	$1,563,244

Palladium interests
Stillwater 3	$263,721	$-	$263,721	$(43,054)	$(7,488)	$-	$(50,542)	$213,179
Platreef	-	78,814	78,814	-	-	$-	-	78,814

	$263,721	$78,814	$342,535	$(43,054)	$(7,488)	$-	$(50,542)	$291,993

Platinum interests
Marathon	$9,451	$-	$9,451	$-	$-	$-	$-	$9,451
Platreef	-	57,584	57,584	-	-	$-	-	57,584

	$9,451	$57,584	$67,035	$-	$-	$-	$-	$67,035

Cobalt interests
Voisey’s Bay 6	$393,422	$-	$393,422	$(42,606)	$(11,266)	$(108,861)	$(162,733)	$230,689

	$8,863,875	$611,817	$9,475,692	$(2,741,434)	$(245,817)	$(108,861)	$(3,096,112)	$6,379,580

1)
Includes cumulative impairment charges to December 31, 2024 as follows: Pascua-Lama silver interest - $338 million; Sudbury gold interest - $120 million; and Voisey’s Bay cobalt interest - $109 million.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)
Comprised of the Minto, Copper World Complex, Marmato, Santo Domingo, Fenix, Blackwater, Marathon, Goose, El Domo (previously referred to as Curipamba), Cangrejos, Curraghinalt, Platreef, Kudz Ze Kayah, Koné and Kurmuk gold interests. The additions to other gold interests includes: Platreef - $275 million; Kudz Ze Kayah - $14 million; Cangrejos - $16 million; Marmato - $40 million; and Kurmuk - $44 million
; less a repayment relative to El Domo - $10 million to be re-advanced at a later date.

5)
Comprised of the Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Copper World Complex, Marmato, Cozamin, Blackwater, El Domo (previously referred to as Curipamba). Mineral Park and Kudz Ze Kayah silver interests. The additions to other silver interests includes: Kudz Ze Kayah - $
25 million
;
and Mineral Park - $75 million
; less a repayment relative to El Domo - $3 million to be re-advanced at a later date.

6)
When cobalt is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the cobalt is recorded as a cost of sale. Depletion in this table for the Voisey’s Bay cobalt interest is inclusive of depletion relating to inventory.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [27]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

	Year Ended December 31, 2023

	Cost				Accumulated Depletion & Impairment 1			Carrying Amount Dec 31, 2023
(in thousands)	Balance Jan 1, 2023	Additions	Disposal	Balance Dec 31, 2023	Balance Jan 1, 2023	Depletion	Balance Dec 31, 2023

Gold interests
Salobo	$3,059,876	$370,035	$-	$3,429,911	$(676,614)	$(71,878)	$(748,492)	$2,681,419
Sudbury 2	623,864	-	-	623,864	(340,448)	(20,931)	(361,379)	262,485
Constancia	140,058	-	-	140,058	(44,475)	(15,318)	(59,793)	80,265
San Dimas	220,429	-	-	220,429	(64,564)	(11,143)	(75,707)	144,722
Stillwater 3	239,352	-	-	239,352	(23,500)	(4,383)	(27,883)	211,469
Other 4	545,391	152,169	(41,373)	656,187	(51,248)	(1,250)	(52,498)	603,689

	$4,828,970	$522,204	$(41,373)	$5,309,801	$(1,200,849)	$(124,903)	$(1,325,752)	$3,984,049

Silver interests
Peñasquito	$524,626	$-	$-	$524,626	$(230,952)	$(17,442)	$(248,394)	$276,232
Antamina	900,343	-	-	900,343	(354,975)	(25,838)	(380,813)	519,530
Constancia	302,948	-	-	302,948	(110,001)	(13,364)	(123,365)	179,583
Other 5	1,018,199	141,364	-	1,159,563	(565,103)	(12,347)	(577,450)	582,113

	$2,746,116	$141,364	$-	$2,887,480	$(1,261,031)	$(68,991)	$(1,330,022)	$1,557,458

Palladium interests
Stillwater 3	$263,721	$-	$-	$263,721	$(36,909)	$(6,145)	$(43,054)	$220,667

Platinum interests
Marathon	$9,428	$23	$-	$9,451	$-	$-	$-	$9,451

Cobalt interests
Voisey’s Bay 6	$393,422	$-	$-	$393,422	$(35,849)	$(6,757)	$(42,606)	$350,816

	$8,241,657	$663,591	$(41,373)	$8,863,875	$(2,534,638)	$(206,796)	$(2,741,434)	$6,122,441

1)	Includes cumulative impairment charges to December 31, 2023 as follows: Pascua-Lama silver interest - $338 million; and Sudbury gold interest - $120 million.
2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)
Comprised of the Minto, Copper World Complex, Marmato, Santo Domingo, Fenix, Blackwater, Marathon, Goose, El Domo, Cangrejos and Curraghinalt gold interests. The additions to other gold interests includes: Blackwater - $40 million; Goose - $63 million; Cangrejos - $29 million; and Curraghinalt - $20 million.

5)
Comprised of the Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Copper World Complex, Marmato, Cozamin, Blackwater, El Domo and Mineral Park silver interests. The additions to other silver interests includes: Blackwater - $
141 million.

6)
When cobalt is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the cobalt is recorded as a cost of sale. Depletion in this table for the Voisey’s Bay cobalt interest is inclusive of depletion relating to inventory.

WHEATON
PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [28]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

The value allocated to reserves is classified as depletable upon a mining operation achieving commercial production and is depleted on a unit-of-production
basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable
until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	December 31, 2024			December 31, 2023

(in thousands)	Depletable	Non- Depletable	Total	Depletable	Non- Depletable	Total

Gold interests
Salobo	$2,269,310	$326,175	$2,595,485	$2,303,719	$377,700	$2,681,419
Sudbury 1	199,840	41,711	241,551	218,467	44,018	262,485
Constancia	60,721	3,605	64,326	74,758	5,507	80,265
San Dimas	47,187	89,294	136,481	55,428	89,294	144,722
Stillwater 2	187,826	19,634	207,460	186,668	24,801	211,469
Other 3	16,706	964,610	981,316	17,999	585,690	603,689

	$2,781,590	$1,445,029	$4,226,619	$2,857,039	$1,127,010	$3,984,049

Silver interests
Peñasquito	$244,465	$-	$244,465	$202,528	$73,704	$276,232
Antamina	143,753	347,018	490,771	172,512	347,018	519,530
Constancia	158,896	6,482	165,378	169,527	10,056	179,583
Other 4	122,498	540,132	662,630	130,462	451,651	582,113

	$669,612	$893,632	$1,563,244	$675,029	$882,429	$1,557,458

Palladium interests
Stillwater 2	$205,691	$7,488	$213,179	$211,959	$8,708	$220,667
Platreef	-	78,814	78,814	-	-	-

	$205,691	$86,302	$291,993	$211,959	$8,708	$220,667

Platinum interests
Marathon	$-	$9,451	$9,451	$-	$9,451	$9,451
Platreef	-	57,584	57,584	-	-	-

	$-	$67,035	$67,035	$-	$9,451	$9,451

Cobalt interests
Voisey’s Bay	$217,300	$13,389	$230,689	$321,454	$29,362	$350,816

	$3,874,193	$2,505,387	$6,379,580	$4,065,481	$2,056,960	$6,122,441

1)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
2)	Comprised of the Stillwater and East Boulder gold and palladium interests.
3)	Comprised of the Minto, Copper World Complex, Marmato, Santo Domingo, Fenix, Blackwater, Marathon, Goose, El Domo, Cangrejos, Curraghinalt, Platreef, Kudz Ze Kayah, Koné and Kurmuk gold interests.
4)
Comprised of the Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Copper World Complex, Marmato, Cozamin, Blackwater, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [29]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

Significant acquisitions, amendments and disposals of mineral stream interests in the years ended December 31, 2024 and 2023 are outlined below. The percentage of payable production and other key PMPA terms for all mineral stream interests are described in Note 27.
Partial Disposition of Goose PMPA
On April 12, 2023, Sabina Gold & Silver Corp. (“Sabina”) announced that shareholders approved the proposed acquisition by B2Gold Corp. (“B2Gold”) of all the issued and outstanding common shares of Sabina. The transaction closed April 19, 2023. Subsequent to closing, B2Gold exercised the option to acquire 33% of the stream under the Goose PMPA in exchange for a cash payment in the amount of $46 million, resulting in a gain on partial disposal of the Goose PMPA in the amount of $5 million, calculated as follows:

(in thousands)

Proceeds received on 33% buyback of Goose	$46,400

Less: 33% carrying value	(41,373)

Gain on partial disposal of the Goose PMPA	$5,027
Acquisition of Cangrejos PMPA
On May 16, 2023, the Company entered into a PMPA (the “Cangrejos PMPA”) with Lumina Gold Corp. (“Lumina”) in respect of its 100% owned Cangrejos gold-copper project located in El Oro Province, Ecuador. Under the terms of the agreement, Wheaton is committed to pay Lumina total upfront cash payments of $300 million, $48 million of which is available pre-construction,
with the remainder to be paid in staged equal installments during construction of the mine, subject to various customary conditions being satisfied. As it relates to the $48 million, payments will be made in installments, including (i) $12 million which was paid on closing; (ii) $10 million that was paid on November 22, 2023 (six months after closing); (iii) $9 million that was paid on May 31, 2024 (12 months after closing); (iv) $6 million that
was paid on December 2, 2024 and (v) $11 million
that
can be drawn upon for committed acquisition of surface rights, of which $7 million was paid on November 22, 2023 and $1 million was paid on May 31, 2024.
Amendment to the Blackwater Gold PMPA
On June 14, 2023, the Company amended the Blackwater Gold PMPA. Under the terms of the amended agreement, the Company paid total upfront cash consideration of
$40 million.
Acquisition of Mineral Park PMPA
On October 24, 2023, the Company entered into a PMPA (the “Mineral Park PMPA”) with Waterton Copper Corp., a subsidiary of Waterton Copper LP (“Waterton Copper”), in respect of silver production from the Mineral Park mine located in Arizona, USA (“Mineral Park”). Under the terms of the Mineral Park PMPA, the Company is committed to pay Waterton Copper total upfront cash consideration of $115 million in four payments during construction through three installments of $25 million which were paid in 2024 and a final installment of $40 million.
Acquisition of Curraghinalt PMPA
On November 15, 2023, the Company entered into a PMPA for a gold stream in respect of Dalradian Gold’s Curraghinalt Project (the “Curraghinalt PMPA”). The Curraghinalt project is located in Northern Ireland, United Kingdom. Under the Curraghinalt PMPA, the Company
 paid
 $20 million on December 21, 2023 with an additional $55 million to be
paid during construction, subject to various customary conditions being satisfied.
Salobo – Mill Throughput Expansion Payment
On November 21, 2023, Vale reported the successful completion of the throughput test for the first phase of the Salobo III project, with the Salobo complex exceeding an average of 32 million tonnes per annum (“Mtpa”) over a
90-day
period. Under the terms of the agreement, the Company paid Vale $370 million for the completion of the first phase of the Salobo III expansion project on December 1, 2023 (see Note 27 for more information).
Acquisition of Existing Platreef & Kudz Ze Kayah PMPAs
On February 27, 2024, the Company closed the previously announced agreement with certain entities advised by Orion Resource Partners (“Orion”) to acquire existing streams in respect of Ivanhoe Mines’ Platreef Project (the “Platreef Streams”) and BMC Minerals’ Kudz Ze Kayah (“KZK”) Project (the “Kudz Ze Kayah Streams”). On February 27, 2024, the Company paid $450 million to Orion, with an additional $5 million contingency payment due to Orion if the KZK project achieves certain milestones.
The Platreef Project is located in Johannesburg, South Africa, while the Kudz Ze Kayah stream is located in Yukon, Canada.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [30]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

Amendment to the Fenix PMPA
On October 21, 2024, the Company amended the Fenix PMPA, in exchange for which, the Company is committed to pay additional upfront cash consideration of $100 million, payable in two equal installments, subject to various customary conditions being satisfied. To date, no amounts have been advanced under the Fenix PMPA amendment.
Acquisition of Koné Gold PMPA
On October 23, 2024, the Company entered into a PMPA (the “Koné Gold PMPA”) with Montage Gold Corp. (“Montage”) in respect of its 90% owned Koné Gold Project located in Côte d’Ivoire. Under the terms of the Koné Gold PMPA, the Company is committed to pay Montage total upfront cash payments of $625 million, payable in four equal installment payments during construction, subject to certain conditions, including that all permits have been obtained. To date, no amounts have been advanced under the Koné Gold PMPA.
Acquisition of Kurmuk PMPA
On December 5, 2024, the Company entered into a PMPA (the “Kurmuk Gold PMPA”) with Allied Gold Corporation (“Allied”) in respect of its Kurmuk project located in Ethiopia. Under the terms of the agreement, Wheaton is committed to pay Allied total upfront cash payments of $175 million, payable in four equal installment payments during construction, subject to certain conditions. The first payment of $44 million was paid on December 19, 2024.

13.	Impairment of Mineral Stream Interests
Management considers each PMPA to be a separate cash generating unit (“CGU”), which is the lowest level for which cash inflows are largely independent of those of other assets. At the end of each reporting period, the Company assesses each PMPA to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment (if any). The recoverable amount of each PMPA is the higher of fair value less cost of disposal (“FVLCD”) and value in use (“VIU”). In determining the recoverable amounts of each of the Company’s CGU’s, the Company uses the FVLCD as this will generally be greater than or equal to the VIU.
If the carrying amount of the PMPA exceeds its recoverable amount, the PMPA is considered impaired and an impairment charge is reflected as a component of net earnings so as to reduce the carrying amount to its recoverable value. A previously recognized impairment charge is reversed only if there has been an indicator of a potential impairment reversal and the resulting assessment of the PMPA’s recoverable amount exceeds its carrying value. If this is the case, the carrying amount of the PMPA is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA in prior years. Such reversal is reflected as a component of net earnings.
Based on the Company’s analysis, the following PMPA was determined to be impaired:

		Years Ended December 31

(in thousands)	Note	2024	2023

Cobalt Interests

Voisey’s Bay		108,861	-

Total impairment expense		$108,861	$-
Voisey’s Bay - Indicator of Impairment at December 31, 2024
On June 11, 2018, the Company entered into an agreement (the “Voisey’s Bay PMPA”) to acquire from Vale an amount of cobalt equal to 42.4% of the cobalt production from its Voisey’s Bay mine, located in Canada, until the delivery of 31 million pounds of cobalt and 21.2% of cobalt production thereafter for the life of mine for a total upfront cash payment of $390 million.
At December 31, 2024, the Company determined there to be an impairment charge relative to the Voisey’s Bay cobalt interest (“Voisey’s Bay PMPA”) due to a significant decline in market cobalt prices. The Voisey’s Bay PMPA had a carrying value at December 31, 2024 of $340 million. Management estimated that the recoverable amount at December 31, 2024 under the Voisey’s Bay PMPA was $231 million, representing its FVLCD and resulting in an impairment charge of $109 million. The recoverable amount related to the Voisey’s Bay PMPA was estimated based on a discounted cash flow model
using an average discount rate of 5.5% and the market price of cobalt of $13.62 per

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [31]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

pound.
 As this valuation technique requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable pounds of cobalt and operating performance, it is classified within Level 3 of the fair value hierarchy.

14.	Early Deposit Mineral Stream Interests
Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies (please see Note 27 for more information). Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.
The following table summarizes the early deposit mineral stream interests owned by the Company as of December 31, 2024:

						Attributable Production to be Purchased

Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date 1	Upfront Consideration to be Paid 1, 2	Total Upfront Consideration¹	Gold	Silver	Term of Agreement

Toroparu	Aris Mining	Guyana	$15,500	$138,000	$153,500	10%	50%	Life of Mine

Cotabambas	Panoro	Peru	14,000	126,000	140,000	25% ³	100% ³	Life of Mine

Kutcho	Kutcho	Canada	16,852	58,000	74,852	100%	100%	Life of Mine

			$46,352	$322,000	$368,352

1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to Note 27 for details of when the remaining upfront consideration to be paid becomes due.
3)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [3
2
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

15.	Mineral Royalty Interests
The following table summarizes mineral royalty interests owned by the Company as of December 31, 2024. To date, no revenue has been recognized and no depletion has been taken with respect to these royalty agreements.

Royalty Interests	Mine Owner	Location of Mine	Royalty 1	Total Upfront Consideration 2	Term of Agreement	Date of Original Contract

Metates	Chesapeake	Mexico	0.5% NSR	$3,000	Life of Mine	07-Aug-2014

Brewery Creek 3	Victoria Gold	Canada	2.0% NSR	3,529	Life of Mine	04-Jan-2021

Black Pine 4	Liberty Gold	USA	0.5% NSR	3,600	Life of Mine	10-Sep-2023

Mt Todd 5	Vista	Australia	1.0% GR	20,000	Life of Mine	13-Dec-2023

DeLamar 6	Integra	USA	1.5% NSR	9,750	Life of Mine	20-Feb-2024

				$39,879

1)	Abbreviation as follows: NSR = Net Smelter Return Royalty; and GR = Gross Royalty.
2)	Expressed in thousands; excludes closing costs.
3)
The Company paid $3 million for an existing 2.0% net smelter return royalty interests on the first 600,000 ounces of gold mined and a 2.75% net smelter returns royalty interest thereafter. The Brewery Creek Royalty agreement provides, among other things, that Golden Predator Mining Corp., (subsidiary of Victoria Gold) may reduce the 2.75% net smelter royalty interest to 2.125% on payment of the sum of Cdn $2 million to the Company.

4)	Liberty Gold has been granted an option to repurchase 50% of the NSR for $4 million at any point in time up to the earlier of commercial production at Black Pine or January 1, 2030.
5)
The Mt Todd royalty is at a rate of 1% of gross revenue with such rate being subject to increase to a maximum rate of 2%, depending on the timing associated with the achievement of certain operational milestones.

6)	Under the DeLamar royalty, if completion is not achieved by January 1, 2029, the DeLamar Royalty will increase annually by 0.15% of net smelter returns to a maximum of 2.7% of net smelter returns.

16.	Long-Term Equity Investments

	December 31	December 31

(in thousands)	2024	2023

Common shares held	$98,190	$246,026

Warrants held	785	652

Total long-term equity investments	$98,975	$246,678

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [3
3
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

Common Shares Held

	Year Ended December 31, 2024

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2023	Cost of Additions	Proceeds of Disposition 1	Fair Value Adjustment Gains (Losses) 2	Fair Value at Dec 31, 2024	Realized Gain (Loss) on Disposal

Kutcho	18,640	11.11%	$1,551	$-	$-	$(320)	$1,231	$ -

Hecla	-	-	168,255	-	(177,088)	8,833	-	35,768

B2Gold	12,025	0.91%	38,094	-	-	(8,678)	29,416	-

Silvercorp	3,759	1.73%	-	12,016	-	(731)	11,285	-

Aris	4,715	2.76%	15,579	-	-	936	16,515	-

Other			22,547	24,605	(12,018)	4,609	39,743	(3,543)

Total			$246,026	$36,621	$(189,106)	$4,649	$98,190	$ 32,225

1)
The disposition of the Hecla shares was made in order to capitalize on Hecla’s share price appreciation, while the disposal under “other” was as a result of the acquisition of the companies to which the shares relate by unrelated third party entities.

2)	Fair Value Gains (Losses) are reflected as a component of OCI.

	Year Ended December 31, 2023

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2022	Cost of Additions	Proceeds of Disposition 1	Fair Value Adjustment Gains (Losses) 2	Fair Value at Dec 31, 2023	Realized Gain (Loss) on Disposal

Sabina	-	-	$30,535	$-	$(48,832)	$18,297	$-	$ 872

Kutcho	18,640	13.27%	3,097	-	-	(1,546)	1,551	-

Hecla	34,980	5.66%	194,668	-	(202)	(26,211)	168,255	73

B2Gold	12,025	0.92%	-	48,832	-	(10,738)	38,094	-

Aris	4,715	3.43%	11,662	-	-	3,917	15,579	-

Other			15,573	17,352	(27)	(10,351)	22,547	(990)

Total			$255,535	$66,184	$(49,061)	$(26,632)	$246,026	$ (45)

1)
The disposal of the Sabina shares was as a result of the acquisition of Sabina by B2Gold, while the partial disposition of the Hecla shares was made in order to capitalize on Hecla’s share price appreciation.

2)	Fair Value Gains (Losses) are reflected as a component of OCI.
The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.
By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

17.	Credit Facilities

17.1.	Sustainability-Linked Revolving Credit Facility
On June 25, 2024, the term of the Company’s undrawn $2 billion revolving term loan (“Revolving Facility”) was extended by an additional year, with the facility now maturing on June 25, 2029.
The Company’s Revolving Facility has financial covenants which require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1. Only cash interest expenses are included for the purposes of calculating the interest coverage ratio. The Company is in compliance with these debt covenants as at December 31, 2024 and 2023.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [3
4
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

At the Company’s option, amounts drawn under the Revolving Facility incur interest based on the Company’s leverage ratio at either (i) the Secured Overnight Financing Rate (“SOFR”) plus 1.10% to 2.15%; or (ii) the Bank of Nova Scotia’s Base Rate plus 0.00% to 1.05
%. Under both options, the interest rate shall not be less than 0%. In connection with the extension, the interest rate paid on drawn amounts will be adjusted by up to +/- 0.05% based upon the Company’s performance in three sustainability-related areas including climate change, diversity and overall performance in sustainability. During the year ended December 31, 2024, the stand-by
fee rate was
0.1981
% as compared to
0.20
% during the previous year.
The Revolving Facility, which is classified as a financial liability and reported at amortized cost using the effective interest method, can be drawn down at any time to finance acquisitions, investments or for general corporate purposes. In connection with the Revolving Facility, there is $5 million unamortized debt issue costs which have been recorded as a long-term asset under the classification Other (see Note 25).

17.2.	Lease Liabilities
The lease liability on the Company’s offices located in Vancouver, Canada and the Cayman Islands is as follows:

	December 31	December 31

(in thousands)	2024	2023

Current portion	$262	$604

Long-term portion	4,909	5,625

Total lease liabilities	$5,171	$6,229
The maturity analysis, on an undiscounted basis, of these leases is as follows:

(in thousands)	December 31 2024

Not later than 1 year	$514

Later than 1 year and not later than 5 years	2,459

Later than 5 years	3,753

Total lease liabilities	$6,726

17.3.	Finance Costs
A summary of the Company’s finance costs associated with the above facilities during the period is as follows:

		Years Ended December 31

(in thousands)	Note	2024	2023

Costs related to undrawn cre di t facilities	17.1	$5,347	$5,162

Interest expense - lease liabilities	17.2	284	207

Letters of guarantee		(82)	141

Total finance costs		$5,549	$5,510

18.	Issued Capital

(in thousands)	Note	December 31 2024	December 31 2023

Issued capital

Share capital issued and outstanding: 453,677,299 common shares (December 31, 2023: 453,069,254 common shares)	18.1	$3,798,108	$3,777,323

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [3
5
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

18.1.	Shares Issued
The Company is authorized to issue an unlimited number of common shares having no
par value and an unlimited number of preference shares issuable in series. As at December 31, 2024 and 2023, the Company had no preference shares outstanding.
A continuity schedule of the Company’s issued and outstanding common shares from January 1, 2023 to December 31, 2024 is presented below:

	Number of Shares	Weighted Average Price

At January 1, 2023	452,318,526

Share purchase options exercised 1	488,922	Cdn$32.82

Restricted share units released 1	119,827	Cdn$0.00

Dividend reinvestment plan 2	141,979	US$46.73

At December 31, 2023	453,069,254

Share purchase options exercised 1	500,017	Cdn$36.18

Restricted share units released 1	69,494	Cdn$0.00

Dividend reinvestment plan 2	38,534	US$54.92

At December 31, 2024	453,677,299

1)	The weighted average price of share purchase options exercised and restricted share units released represents the respective exercise price.
2)
The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. The weighted average price for common shares issued under the DRIP represents the volume weighted average price of the common shares on the five trading days preceding the dividend payment date.

At the Market Equity Program
The Company established an
at-the-market
equity program (the “ATM Program”) to allow the Company to issue up to $300 million
worth of common shares from treasury (“Common Shares”) to the public from time to time at the Company’s discretion and subject to regulatory requirements.
Wheaton intended that the net proceeds from the ATM Program, if any, would be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. However, as at December 31, 2024 the Company has not issued any shares under the ATM program and the Company has elected not to renew the ATM Program.

18.2.	Dividends De cla red

	Years Ended December 31

(in thousands, except per share amounts)	2024		2023

Dividends declared per share	$0.620		$0.600

Average number of shares eligible for dividend	453,493		452,906

Total dividends paid	$281,166		$271,744

Paid as follows:

Cash	$279,050	99%	$265,109	98%

DRIP 1	2,116	1%	6,635	2%

Total dividends paid	$281,166	100%	$271,744	100%

1)	The Company has implemented a DRIP whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [3
6
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

19.	Reserves

	Note	December 31	December 31
(in thousands)		2024	2023

Reserves

Share purchase options	19.1	$23,361	$22,907

Restricted share units	19.2	8,859	8,006

Long-term investment revaluation reserve, net of tax	19.3	(95,723)	(71,004)

Total reserves		$(63,503)	$(40,091)

19.1.	Share Purchase Options
The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted with a term to expiry of five to seven years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two or three years.
Each share purchase option converts into one common share of Wheaton on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options do not carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out
periods.
The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected share price volatility. Historical data has been considered in setting the assumptions. Expected volatility is determined by considering the trailing
36-month
historic average share price volatility. The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Years Ended December 31

	2024	2023

Black-Scholes weighted average assumptions

Grant date share price and exercise price	Cdn$59.79	Cdn$59.41

Expected dividend yield	1.45%	1.39%

Expected volatility	30%	30%

Risk-free interest rate	4.10%	3.40%

Expected option life, in years	3.0	3.0

Weighted average fair value per option granted	Cdn$13.39	Cdn$12.89

Number of options issued during the period	305,710	316,580

Total fair value of options issued (000’s)	$3,022	$2,972

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [3
7
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

The following table summarizes information about the options outstanding and exercisable at December 31, 2024:

Exercise Price (Cdn$)	Exercisable Options	Non-Exercisable Options	Total Options Outstanding	Weighted Average Remaining Contractual Life

$34.65¹	3,840	-	3,840	0.2 years

$49.86	219,496	-	219,496	3.2 years

$57.48¹	19,280	-	19,280	3.2 years

$59.41	78,377	165,136	243,513	5.2 years

$67.57¹	18,613	12,713	31,326	4.2 years

$59.79	-	237,180	237,180	6.2 years

$60.00	134,258	72,473	206,731	4.2 years

$62.26¹	10,528	30,550	41,078	5.2 years

$63.53¹	-	68,530	68,530	6.2 years

	484,392	586,582	1,070,974	4.8 years

1)	US$ share purchase options converted to Cdn$ using the exchange rate of 1.4389, being the Cdn$/US$ exchange rate at December 31, 2024.
A continuity schedule of the Company’s outstanding share purchase options from January 1, 2023 to December 31, 2024 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price

At January 1, 2023	1,478,300	Cdn$41.37

Granted (fair value - $3 million or Cdn$12.89 per option)	316,580	59.41

Exercised	(488,922)	32.82

Forfeited	(35,937)	59.44

At December 31, 2023	1,270,021	Cdn$48.47

Granted (fair value - $3 million or Cdn$13.39 per option)	305,710	59.79

Exercised	(500,017)	36.18

Forfeited	(4,740)	59.59

At December 31, 2024	1,070,974	Cdn$58.14

As it relates to share purchase options, during the year ended December 31, 2024, the weighted average share price at the time of exercise was Cdn$71.68 per share, as compared to Cdn$
63.74 per share during the comparable period in 2023.

19.2.	Restricted Share Units (“RSUs”)
The Company has established an RSU plan whereby RSUs will be issued to eligible employees or directors as determined by the Company’s Board of Directors or the Company’s Compensation Committee. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two to three years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.
RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date. This cash payment is reflected as a component of net earnings under the classification Share Based Compensation.
A continuity schedule of the Company’s restricted share units outstanding from January 1, 2023 to December 31, 2024 is presented below:

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [3
8
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

	Number of RSUs Outstanding	Weighted Average Intrinsic Value at Date Granted

At January 1, 2023	350,206	$31.25

Granted (fair value - $4 million)	93,990	43.35

Released	(119,827)	33.10

Forfeited	(8,033)	44.39

At December 31, 2023	316,336	$33.81

Granted (fair value - $4 million)	91,130	44.27

Released	(69,494)	43.36

Forfeited	(1,043)	44.40

At December 31, 2024	336,929	$34.64

19.3.	Long-Term Investment Revaluation Reserve
The Company’s long-term investments in common shares (Note 16) are held for long-term strategic purposes and not for trading purposes. The Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings. As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.
Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability. To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced. However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains that will offset the loss.
A continuity schedule of the Company’s long-term investment revaluation reserve from January 1, 2023 to December 31, 2024 is presented below:

(in thousands)		Change in Fair Value	Deferred Tax Recovery (Expense)	Total

At January 1, 2023		$(40,626)	$(6,624)	$(47,250)

Unrealized gain (loss) on LTIs 1		(26,632)	3,719	(22,913)

Reallocate reserve to retained earnings upon disposal of LTIs 1		(841)	-	(841)

At December 31, 2023		$(68,099)	$(2,905)	$(71,004)

Unrealized gain (loss) on LTIs 1		4,649	(852)	3,797

Reallocate reserve to retained earnings upon disposal of LTIs 1	16	(32,225)	3,709	(28,516)

At December 31, 2024		$(95,675)	$(48)	$(95,723)

1)	LTIs refers to long-term investments in common shares held.

20.	Share Based Compensation
The Company’s share based compensation consists of share purchase options (Note 19.1), restricted share units (Note 19.2) and performance share units (Note 20.1). The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder’s equity section of the Company’s balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [
39
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

20.1.	Performance Share Units (“PSUs”)
The Company has established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Wheaton common share on the expiry of the performance period. The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return (“TSR”) to those achieved by various peer companies and the price of gold and silver.
Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.
A continuity schedule of the Company’s outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) and the Company’s PSU accrual from January 1, 2023 to December 31, 2024 is presented below:

(in thousands, except for number of PSUs outstanding)	Number of PSUs Outstanding	PSU accrual liability

At January 1, 2023	444,620	$21,239

Granted	135,690	-

Accrual related to the fair value of the PSUs outstanding	-	16,669

Foreign exchange adjustment	-	257

Paid	(191,980)	(16,675)

Forfeited	(15,870)	(364)

At December 31, 2023	372,460	$21,126

Granted	135,220	-

Accrual related to the fair value of the PSUs outstanding	-	16,614

Foreign exchange adjustment	-	(1,478)

Paid	(126,590)	(11,129)

Forfeited	(2,120)	(49)

At December 31, 2024	378,970	$25,084
A summary of the PSUs outstanding at December 31, 2024 is as follows:

Year of Grant	Year of Maturity	Number outstanding	Estimated Value Per PSU at Maturity	Anticipated Performance Factor at Maturity	Percent of Vesting Period Complete at Dec 31, 2024	PSU Liability at Dec 31, 2024

2022	2025	118,240	$61.74	200%	93%	$13,562

2023	2026	125,510	$60.90	194%	60%	8,860

2024	2027	135,220	$60.53	125%	26%	2,662

		378,970				$25,084

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [4
0
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

21.	Earnings per Share (“EPS”) and Diluted Earnings per Share (“Diluted EPS”)
Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price of the Company’s common shares for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.
Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Years Ended December 31

(in thousands)	2024	2023

Basic weighted average number of shares outstanding	453,460	452,814

Effect of dilutive securities

Share purchase options	327	318

Restricted share units	332	331

Diluted weighted average number of shares outstanding	454,119	453,463
The following table lists the number of share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$75.56, compared to Cdn$60.58 for the comparable period in 2023.

	Years Ended December 31

(in thousands)	2024	2023

Share purchase options	-	37

22.	Supplemental Cash Flow Information
Change in
Non-Cash
Working Capital

	Years Ended December 31

(in thousands)	2024	2023

Change in non-cash working capital

Accounts receivable	$4,389	$(264)

Accounts payable and accrued liabilities	(11)	867

Other	48	1,309

Total change in non-cash working capital	$4,426	$1,912
Non-Cash
Transactions – Receipt of Shares as Consideration for Disposal of Long-Term Equity Investments
During the year ended December 31, 2024, the Company received common shares valued at $12 million as consideration for the disposal of long-term equity investments.
During the year ended December 31, 2023, the Company received common shares valued at $48 million as consideration for the disposal of long-term equity investments.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [4
1
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

Cash and Cash Equivalents

	December 31	December 31

(in thousands)	2024	2023

Cash and cash equivalents comprised of:

Cash	$768,682	$211,430

Cash equivalents	49,484	335,097

Total cash and cash equivalents	$818,166	$546,527
Cash equivalents include short-term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with terms to maturity at inception of less than three months.

23.	Income Taxes
A summary of the Company’s income tax expense (recovery) is as follows:
Income Tax Expense (Recovery) in Net Earnings

	Years Ended December 31

(in thousands)	2024	2023
Current income tax expense (recovery)	$(1,275)	$(2,372)

Global minimum income tax expense	113,505	-

Total current income tax expense (recovery)	$112,230	$(2,372)

Deferred income tax expense (recovery) related to:

Origination and reversal of temporary differences	$(318)	$2,427

Write down (reversal of write down) or recognition of prior period temporary differences	3,292	1,359

Total deferred income tax expense (recovery)	$2,974	$3,786

Total income tax expense (recovery) recognized in net earnings	$115,204	$1,414
Income Tax Expense (Recovery) in Other Comprehensive Income

	Years Ended December 31

(in thousands)	2024	2023

Current income tax expense (recovery) related to LTIs - common shares held	$3,709	$-

Deferred income tax expense (recovery) related to LTIs - common shares held	(2,857)	(3,719)

Income tax expense (recovery) recognized in OCI	$852	$(3,719)

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [4
2
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

Income Tax Rate Reconciliation
The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Years Ended December 31

(in thousands)	2024	2023

Earnings before income taxes	$644,344	$539,058

Canadian federal and provincial income tax rates	27.00%	27.00%

Income tax expense (recovery) based on above rates	$173,973	$145,546

Non-deductible stock based compensation and other	389	1,656

Differences in tax rates in foreign jurisdictions 1	(203,606)	(147,991)

Global minimum tax expense	113,505	-

Current period unrecognized temporary differences - impairment of mineral stream interests	23,085	-

Current period unrecognized temporary differences	4,566	844

Write down (reversal of write down) or recognition of prior period temporary differences	3,292	1,359

Total income tax expense (recovery) recognized in net earnings	$115,204	$1,414

Effective Tax Rate	18%	0%

1)
During the year ended December 31, 2024, the Company’s subsidiaries domiciled in the Cayman Islands generated net earnings of $
757 million, as compared to $551 million during the comparable period of the prior year.

Pillar II Tax Expense - Global Minimum Tax
On June 20, 2024, Canada’s Global Minimum Tax Act (“GMTA”), received royal assent. The GMTA enacts the OECD Pillar Two model rules (“Pillar Two”) where in scope companies are subject to a 15% global minimum tax (GMT) for fiscal years commencing on or after December 31, 2023. With the enactment of the GMTA on June 20, 2024, the income of the Company’s Cayman Island subsidiaries, who have a statutory tax rate of 0%, is subject to the GMTA. For the year ended December 31, 2024 an amount of $114 million current tax expense associated with GMT was recorded. GMT accrued to December 31, 2024 is payable on or before June 30, 2026 (18 months following year-end)
and accordingly is classified as
non-current.
To date, the government of the Cayman Islands has indicated that they do not intend to enact Pillar Two legislation.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [4
3
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

Deferred Income Taxes
The recognized deferred income tax assets and liabilities are offset on the balance sheet and relate to Canada, except for the foreign withholding tax. The movement in deferred income tax assets and liabilities for the years ended December 31, 2024 and December 31, 2023, respectively, is shown below:

	Year Ended December 31, 2024

Recognized deferred income tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Closing Balance

Deferred tax assets

Non-capital loss carryforward 1	$810	$(810)	$-	$-

Capital loss carryforward	956	(317)	(639)	-

Other 2	4,135	(3,190)	-	945

Deferred tax liabilities

Debt financing fees 3	(818)	22	-	(796)

Unrealized gains on long-term investments	(4,415)	732	3,496	(187)

Mineral stream interests 4	(668)	706	-	38

Foreign withholding tax	(232)	(117)	-	(349)

Total	$(232)	$(2,974)	$2,857	$(349)

1)	As at December 31, 2024, the Company had no non-capital losses available to recognize against deferred tax liabilities.
2)	Other includes capital assets, PSU and pension liabilities.
3)
Debt and share financing fees are deducted over a five-year period for Canadian income tax purposes. For accounting purposes, debt financing fees are deducted over the term of the credit facility and share financing fees are charged directly to issued capital.

4)
The Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, is that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding (where applicable to an agreement), and the cash cost thereafter. For accounting purposes, the cost of the mineral stream interests is depleted on a unit-of-production
basis as described in Note 4.2.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [4
4
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

	Year Ended December 31, 2023

	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Closing Balance
Recognized deferred income tax assets and liabilities

Deferred tax assets

Non-capital loss carryforward	$-	$810	$-	$810

Capital loss carryforward	792	40	124	956

Other	4,256	(121)	-	4,135

Deferred tax liabilities

Debt and share financing fees	(774)	(44)	-	(818)

Unrealized gains on long-term investments	(8,006)	(4)	3,595	(4,415)

Mineral stream interests	3,732	(4,400)	-	(668)

Foreign withholding tax	(165)	(67)	-	(232)

Total	$(165)	$(3,786)	$3,719	$(232)
Deferred income tax assets in Canada not recognized are shown below:

	December 31	December 31

(in thousands)	2024	2023

Mineral stream interests	$33,969	$8,804

Other	8,129	2,376

Unrealized losses on long-term investments	13,161	12,912

Total	$55,259	$24,092

1)	As at December 31, 2024, the Company had fully recognized the tax effect of non-capital losses.
Deferred income taxes have not been provided on the temporary difference relating to investments in foreign subsidiaries for which the Company can control the timing of and manner in which funds are repatriated and does not plan to repatriate funds to Canada in the foreseeable future that would be subject to tax. The temporary difference relating to investments in foreign subsidiaries is $2.6 billion as at December 31, 2024, all of which is anticipated to reverse in the future and be exempt from tax on repatriation, leaving $Nil that would be taxable on repatriation.
The Company has applied the mandatory exemption to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two taxes.

24.	Other Current Assets
The composition of other current assets is shown below:

		December 31	December 31

(in thousands)	Note	2024	2023

Prepaid expenses		$3,230	$2,628

Other		467	871

Total other current assets		$3,697	$3,499

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [4
5
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

25.	Other Long-Term Assets
The composition of other long-term assets is shown below:

		December 31	December 31

(in thousands)	Note	2024	2023

Intangible assets		$1,503	$1,886

Debt issue costs - Revolving Facility	17.1	5,101	5,496

Refundable deposit - 777 PMPA		9,413	8,717

Subscription Rights		3,114	4,510

Other		2,485	5,861

Total other long-term assets		$21,616	$26,470
Subscription Rights
The subscription rights from 2023 were converted to common shares during the first quarter of 2024 and were reclassified to Long-Term
Equity Investments.
Refundable Deposit – 777 PMPA
On August 8, 2012, the Company entered into a PMPA with Hudbay in respect to the 777 mine. Under the terms of the 777 PMPA, should the market value of gold and silver delivered to Wheaton through the initial 40 year term of the contract, net of the per ounce cash payment, be lower than the initial $455 million upfront consideration, the Company is entitled to a refund of the difference (the “Refundable Deposit”) at the conclusion of the 40 year term. On June 22, 2022, Hudbay announced that mining activities at the 777 mine have concluded after the reserves were depleted and closure activities have commenced. The balance of the Refundable Deposit is $78 million.
At December 31, 2022, the Company derecognized the 777 PMPA and recognized a long-term receivable, with interest to be accreted on a quarterly basis until maturity which is August 8, 2052. The Company estimated that a credit facility with similar terms and conditions would have an interest rate of 8%.

26.	Related Party Transactions
Compensation of Key Management Personnel
Key management personnel compensation, including directors, is as follows:

	Years Ended December 31

(in thousands)	2024	2023

Short-term benefits 1	$8,538	$7,755

Post-employment benefits	885	909

PSUs 2	9,250	9,341

Equity settled stock based compensation (a non-cash expense) 3	3,929	3,987

Total executive compensation	$22,602	$21,992

1)	Short-term employee benefits include salaries, bonuses payable within twelve months of the balance sheet date and other annual employee benefits.
2)
As more fully disclosed in Note 20.1, PSU compensation expense is recorded on a straight-line basis over the three year vesting period, with the expense being adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

3)	As more fully disclosed in Notes 19.1 and 19.2, equity settled stock based compensation expense is recorded on a straight-line basis over the vesting period.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [4
6
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

27.	Commitments and Contingencies
Mineral Stream Interests
The following tables
summarize
the Company’s commitments to make
per-ounce
or per pound cash payments for gold, silver, palladium, platinum and cobalt to which it has the contractual right pursuant to the PMPAs:
Per Ounce Cash Payment for Gold

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Ounce Cash Payment 1	Term of Agreement		Date of Original Contract

Constancia	50%	$425 ²	Life of Mine		8-Aug-12

Salobo	75%	$429	Life of Mine		28-Feb-13

Sudbury	70%	$400	20 years		28-Feb-13

San Dimas	variable ³	$637	Life of Mine		10-May-18

Stillwater	100%	18% 4	Life of Mine		16-Jul-18

Marathon	100% 5	18% 4	Life of Mine		26-Jan-22

Other

Copper World	100%	$450	Life of Mine		10-Feb-10

Marmato	10.5% 5	18% 4	Life of Mine		5-Nov-20

Santo Domingo	100% 5	18% 4	Life of Mine		24-Mar-21

Fenix	22% 6	20%	Life of Mine		15-Nov-21

Blackwater	8% 5	35%	Life of Mine		13-Dec-21

El Domo	50% 5	18% 4	Life of Mine		17-Jan-22

Goose	2.78% 5	18% 4	Life of Mine		8-Feb-22

Cangrejos	6.6% 5	18% 4	Life of Mine		16-May-23

Platreef	62.5% 5	$100 5	Life of Mine	5	7-Dec-21	8

Curraghinalt	3.05% 5	18% 4	Life of Mine		15-Nov-23

Kudz Ze Kayah	6.875% 7	20%	Life of Mine		22-Dec-21	8

Koné	19.5% 5	20% 9	Life of Mine		23-Oct-24

Kurmuk	6.7% 5	15%	Life of Mine		5-Dec-24

Early Deposit

Toroparu	10%	$400	Life of Mine		11-Nov-13

Cotabambas	25% 5	$450	Life of Mine		21-Mar-16

Kutcho	100%	20%	Life of Mine		14-Dec-17

1)
The production payment is measured as either a fixed amount per ounce of gold delivered, or as a percentage of the spot price of gold on the date of delivery. Contracts where the payment is a fixed amount per ounce of gold delivered are subject to an annual inflationary increase, with the exception of Sudbury. Additionally, should the prevailing market price for gold be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2)	Subject to an increase to $550 per ounce of gold after the initial 40-year term.
3)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Currently, the fixed gold to silver exchange ratio is 70:1.

4)	To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
5)	Under certain PMPAs, the Company’s attributable gold percentage will be reduced once certain thresholds are achieved:
a.	Marathon – reduced to 67% once the Company has received 150,000 ounces of gold.
b.	Marmato – reduced to 5.25% once Wheaton has received 310,000 ounces of gold.
c.	Santo Domingo – reduced to 67% once the Company has received 285,000 ounces of gold.
d.	Blackwater – reduced to 4% once the Company has received 464,000 ounces of gold.
e.	El Domo (previously referred to as Curipamba) – reduced to 33% once the Company has received 145,000 ounces of gold.
f.	Goose – reduced to 1.44% once the Company has received 87,100 ounces of gold, with a further reduction to 1% once the Company has received 134,000 ounces.
g.	Cangrejos – reduced to 4.4% once the Company has received 700,000 ounces of gold.
h.
Platreef - reduced to 50% once the Company has received 218,750 ounces of gold, with a further reduction to 3.125% once the Company has received 428,300 ounces, at which point the per ounce cash payment increases to 80% of the spot price of gold. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 3.125% residual gold stream will terminate.

i.	Curraghinalt – reduced to 1.5% once the Company has received 125,000 ounces of gold.
j.
Koné - reduced to 10.8% once the Company has received 400,000 ounces of gold, subject to adjustment if there are delays in deliveries relative to an agreed schedule, with a further reduction to 5.4% once the Company has received an additional 130,000 ounces of gold.

k.
Kurmuk – reduced to 4.8% once the Company has received 220,000 ounces of gold. During any period in which debt exceeding $150 million ranks ahead of the gold stream, the stream percentage increases to 7.15% and decreases to 5.25% once the drop down threshold is reached.

l.	Cotabambas – reduced to 16.67% once the Company has received 90 million silver equivalent ounces.
6)
On October 21, 2024, the Company amended the Fenix PMPA. Under the original agreement, the Company was to acquire an amount of gold equal to 6% of the gold production until 90,000 ounces have been delivered, 4% of the gold production until the delivery of a further 140,000 ounces and 3.5% gold production thereafter for the life of mine. Under the revised agreement, the Company is entitled to purchase an additional 16% of payable gold production (22% in total) (subject to adjustment if there are delays in deliveries relative to an agreed schedule). Once Rio2 delivers the incremental 95,000 ounces (as adjusted), the stream reverts to the percentages and thresholds under the original Fenix PMPA (as described). Rio2 has a one-time
option to terminate the requirement to deliver the incremental gold production from the end of 2027 until the end of 2029 by delivering 95,000 ounces (as adjusted) less previously delivered gold ounces, excluding those gold ounces which would have been delivered under the original Fenix PMPA.

7)
Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase staged percentages of produced gold ranging from 6.875% to 7.375% until 330,000 ounces of gold are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 59,800 ounces of gold are produced and delivered, further reducing to

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [47]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

a range of 5% to 5.5% until a further 270,200 ounces of gold are produced and delivered for a total of 660,000 ounces of gold thereafter ranging between 6.25% and 6.75%.
8)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs .
9)	Until October 23, 2029, there is a price adjustment mechanism under the Koné PMPA
a.
if the spot price of gold is less than $2,100 per ounce, the Company will pay 20% of $2,100 less 25% of the difference between $2,100 and $1,800, less 30% of the difference between $1,800 and the spot price of gold; and

b.	if the spot price is greater than $2,700 per ounce, the Company will pay 25% of the difference between $3,000 and $2,700, plus 30% of the difference between the actual spot price of gold and $3,000.
Per Ounce Cash Payment for Silver

Mineral Stream Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment 1		Term of Agreement	Date of Original Contract

Peñasquito	25%		$4.56		Life of Mine	24-Jul-07

Constancia	100%		$6.26	2	Life of Mine	8-Aug-12

Antamina	33.75%		20%		Life of Mine	3-Nov-15

Other

Los Filos	100%		$4.74		25 years	15-Oct-04

Zinkgruvan	100%		$4.75		Life of Mine	8-Dec-04

Stratoni	100%		$11.54		Life of Mine	23-Apr-07

Neves-Corvo	100%		$4.50		50 years	5-Jun-07

Aljustrel	100%	³	50%		50 years	5-Jun-07

Pascua-Lama	25%		$3.90		Life of Mine	8-Sep-09

Copper World	100%		$3.90		Life of Mine	10-Feb-10

Loma de La Plata	12.5%		$4.00		Life of Mine	n/a	4

Marmato	100%	5	18%	6	Life of Mine	5-Nov-20

Cozamin	50%	5	10%		Life of Mine	11-Dec-20

Blackwater	50%	5	18%	6	Life of Mine	13-Dec-21

El Domo	75%		18%	6	Life of Mine	17-Jan-22

Mineral Park	100%		18%	6	Life of Mine	24-Oct-23

Kudz Ze Kayah	6.875	7	20%		Life of Mine	22-Dec-21	8

Early Deposit

Toroparu	50%		$3.90		Life of Mine	11-Nov-13

Cotabambas	100%	5	$5.90		Life of Mine	21-Mar-16

Kutcho	100%		20%		Life of Mine	14-Dec-17

1)
The production payment is measured as either a fixed amount per unit of silver delivered, or as a percentage of the spot price of silver on the date of delivery. Contracts where the payment is a fixed amount per ounce of silver delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata. Additionally, should the prevailing market price for silver be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2)	Subject to an increase to $9.90 per ounce of silver after the initial 40-year term.
3)
Wheaton only has the rights to silver contained in concentrate containing less than 15
% copper at the Aljustrel mine. On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the third quarter of 2025.

4)	Terms of the agreement not yet finalized.
5 )	Under certain PMPAs, the Company’s attributable silver percentage will be reduced once certain thresholds are achieved:
c .	Marmato – reduced to 50% once the Company has received 2.15 million ounces of silver.
d .	Cozamin – reduced to 33% once the Company has received 10 million ounces of silver.
e .	Blackwater – reduced to 33% once the Company has received 17.8 million ounces of silver.
f .	Cotabambas – reduced to 66.67% once the Company has received 90 million silver equivalent ounces.
6 )	To be increased to 22% once the total market value of all metals delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
7 )
Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase: staged percentages of produced silver ranging from 6.875% to 7.375% until 43.30 million ounces of silver are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 7.96 million ounces of silver are produced and delivered, further reducing to a range of 5% to 5.5% until a further 35.34 million ounces of silver are produced and delivered for a total of 86.6 million ounces of silver and thereafter ranging between 6.25% and 6.75%.

8 )	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [4
8
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

Per Ounce Cash Payment for Palladium and Platinum and Per Pound for Cobalt

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Unit of Measurement Cash Payment 1	Term of Agreement		Date of Original Contract

Palladium
Stillwater	4.5% ²	18% ³	Life of Mine		16-Jul-18
Platreef	5.25% ²	30% ²	Life of Mine	²	7-Dec-21	4

Platinum
Marathon	22% ²	18% ³	Life of Mine		26-Jan-22
Platreef	5.25% ²	30% ²	Life of Mine	²	7-Dec-21	4

Cobalt
Voisey’s Bay	42.4% ²	18% ³	Life of Mine		11-Jun-18

1)	The production payment is measured as either a fixed amount per unit of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery.
2)	Under certain PMPAs, the Company’s attributable metal percentage will be reduced once certain thresholds are achieved:
a.	Stillwater – reduced to 2.25% once the Company has received 375,000 ounces of palladium, with a further reduction to 1% once the Company has received 550,000 ounces.
b.
Platreef – reduced to 3% once the Company has received 350,000 ounces of combined palladium and platinum, with a further reduction to 0.1% once the Company has received a combined 485,115 ounces, at which point the per ounce cash payment increases to 80% of the spot price of palladium and platinum. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 0.1% residual palladium and platinum stream will terminate.

c.	Marathon – reduced to 15% once the Company has received 120,000 ounces of platinum.
d.	Voisey’s Bay – reduced to 21.2% once the Company has received 31 million pounds of cobalt.
3)	To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per unit cash payment, exceeds the initial upfront cash deposit.
4)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [
49
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

Other Contractual Obligations and Contingencies

	Projected Payment Dates 1

(in thousands)	2025	2026 - 2027	2028 - 2029	After 2029	Total

Payments for mineral stream interests & royalty

Salobo 2	$144,000	$-	$16,000	$64,000	$224,000

Copper World 3	-	131,429	99,721	-	231,150

Marmato	81,984	-	-	-	81,984

Santo Domingo	-	162,500	97,500	-	260,000

Fenix Gold	125,000	-	-	-	125,000

El Domo	43,875	131,625	-	-	175,500

Marathon	-	-	138,995	-	138,995

Cangrejos	3,100	-	252,000	-	255,100

Curraghinalt	-	-	-	55,000	55,000

Loma de La Plata	-	-	-	32,400	32,400

Mineral Park	40,000	-	-	-	40,000

Kudz Ze Kayah	-	5,000	-	-	5,000

Koné	312,500	312,500	-	-	625,000

Kurmuk	131,250	-	-	-	131,250

Payments for early deposit mineral stream interest

Cotabambas	-	-	-	126,000	126,000

Toroparu	-	-	-	138,000	138,000

Kutcho	-	-	-	58,000	58,000

Leases liabilities	514	1,208	1,251	3,753	6,726

Total contractual obligations	$882,223	$744,262	$605,467	$477,153	$2,709,105

1)	Projected payment date based on management estimate. Dates may be updated in the future as additional information is received.
2)	As more fully explained below, the expansion payment relative to the Salobo III expansion project is dependent on the timing and size of the throughput expansion.
3)	Figure includes contingent transaction costs of $1 million.
Salobo
The Salobo mine historically had a mill throughput capacity of 24 Mtpa and is currently ramping up to full capacity of 36 Mtpa, expected in the first half of 2025.

If actual throughput is expanded above 35
Mtpa by January 1, 2031, Wheaton will be required to make additional payments to Vale ranging from $
52 million if throughput is expanded beyond 35 Mtpa by January 1, 2031, to up to $144 million if throughput is expanded beyond 35 Mtpa by January 1, 2026.
In addition, Wheaton will be required to make annual payments of between $5.1 million to $8.5 million for a
10-year
period following payment of the expansion payments if the Salobo mine implements a high-grade mine plan, with payments to be made for each year the high-grade plan is achieved.
Copper World Complex
The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Copper World Complex and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Copper World Complex exceed $98 million and certain other customary conditions. Under the Copper World Complex PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [5
0
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

Marmato
Under the terms of the Marmato PMPA, the Company is committed to pay Aris Mining additional upfront cash payments of $82 million, payable during the construction of the Marmato Lower Mine development portion of the Marmato mine, subject to customary conditions.
Santo Domingo
Under the terms of the Santo Domingo PMPA, the Company is committed to pay Capstone Copper Corp., (“Capstone”) additional upfront cash payments of $260 million, which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.
Fenix
Under the terms of the Fenix PMPA, the Company is committed to pay Rio2 Limited (“Rio2”) additional upfront cash payments of $125 million, payable subject to certain customary conditions. Wheaton has also provided a $20 million secured standby loan facility.
El Domo (previously referred to as Curipamba)
Under the terms of the El Domo PMPA, the Company is committed to pay additional upfront cash payments of $
175.5
million, which includes $
0.25
million which will be paid to support certain local community development initiatives around the El Domo Project. The payments will be payable in four staged installments during construction, subject to various customary conditions being satisfied.
Marathon
Under the terms of the Marathon PMPA, the Company is committed to pay additional upfront cash payments of $139 million (Cdn$200 million), which is to be paid in four staged installments during construction of the Marathon project, subject to various customary conditions being satisfied.
Cangrejos
Under the terms of the Cangrejos PMPA, the Company is committed to pay additional upfront consideration of $255 million. Of this amount, $3 million can be drawn upon for committed acquisition of surface rights and the remainder is to be paid in three staged equal installments during construction of the mine, subject to various customary conditions being satisfied.
Curraghinalt
Under the terms of the Curraghinalt PMPA, the Company is committed to pay additional upfront cash payments of $55 million to be paid to an affiliate of Dalradian Gold during construction of the Curraghinalt project.
Loma de La Plata
Under the terms of the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp., (“PAAS”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.
Mineral Park
Under the terms of the Mineral Park PMPA, the Company is committed to pay a final installment of $40 million.
The Company has also entered into a loan agreement to provide a secured debt facility of up to $25 million to Origin Mining Company, LLC, the Mineral Park owner and affiliate of Waterton Copper, to help support the mine construction if necessary, once the full upfront consideration under the stream has been paid.
Kudz Ze Kayah
Under the terms of the Kudz Ze Kayah PMPA (“KZK”), an additional $5 million contingency payment is due to Orion if the KZK project achieves certain milestones.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [5
1
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

Koné
Under the terms of the Koné PMPA, the Company is committed to pay upfront consideration of $625 million in four equal installment payments during construction, subject to certain customary conditions. The Company has also provided Montage Gold Corp., with a secured debt facility of up to $75 million to be allocated to project costs, including cost overruns, prior to completion of construction and once the full upfront consideration under the Koné PMPA has been paid.
Kurmuk
Under the terms of the Kumuk PMPA, the Company is committed to pay additional upfront consideration of $
131
million in three equal installment payments during construction, subject to customary conditions.
Cotabambas
Under the terms of the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro additional upfront cash payments of $126 million. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.
Toroparu
Under the terms of the Toroparu Early Deposit Agreement, the Company is committed to pay a subsidiary of Aris Mining an additional $138 million, payable on an installment basis to partially fund construction of the mine. Aris Mining is to deliver certain feasibility documentation. Prior to the delivery of this feasibility documentation, Wheaton may elect to (i) not proceed with the agreement or (ii) not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If option (i) is chosen, Wheaton will be entitled to a return of the amounts advanced less $2 million. If Wheaton elects option (ii), Aris Mining may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million.
Kutcho
Under the terms of the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho additional upfront cash payments of $58 million, which will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.
Taxes – Canada Revenue Agency – 2013 to 2016 Taxation Years - Domestic Reassessments
The Company received Notices of Reassessment in 2018, 2019, and 2022 for the 2013 to 2016 taxation years in which the Canada Revenue Agency (“CRA”) was seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production
basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the “Domestic Reassessments”).
The Company filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the Domestic Reassessments. During the fourth quarter of 2024, this dispute was settled in the Company’s favour, and the amounts previously paid were refunded with interest.
Tax Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes.
Under the terms of the settlement with the CRA of the transfer pricing dispute relating to the 2005 to 2010 taxation years (the “CRA Settlement”), income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence. The CRA is not restricted under the terms of the CRA Settlement from issuing reassessments on some basis other than transfer pricing which could result in some or all of the income of the Company’s foreign subsidiaries being subject to tax in Canada.
It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [5
2
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on the current or prior periods, the outcome, applicability and impact of which is also not known or determinable by the Company.
General
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that the Company’s estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [5
3
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

28.	Segmented Information
Operating Segments
The Company’s reportable operating segments, which are the components of the Company’s business where discrete financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer (“CEO”), who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Year Ended December 31, 2024
(in thousands)	Sales	Cost of Sales	Depletion	Impairment Charges 1	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo 5	$539,583	$95,568	$85,934	$-	$358,081	$444,015	$2,595,485

Sudbury 2, 5	39,098	6,541	20,934	-	11,623	32,571	241,551

Constancia 5	118,096	21,031	15,939	-	81,126	97,066	64,326

San Dimas	68,654	18,247	8,241	-	42,166	50,407	136,481

Stillwater	21,592	3,840	4,009	-	13,743	17,752	207,460

Other 3	9,028	4,139	1,293	-	3,596	7,982	981,316

Total gold interests	$796,051	$149,366	$136,350	$-	$510,335	$649,793	$4,226,619

Silver

Peñasquito 5	$193,871	$30,779	$31,767	$-	$131,325	$163,092	$244,465

Antamina	100,719	20,222	28,759	-	51,738	80,497	490,771

Constancia 5	65,264	14,383	14,205	-	36,676	50,881	165,378

Other 4	97,976	14,638	15,982	-	67,356	85,230	662,630

Total silver interests	$457,830	$80,022	$90,713	$-	$287,095	$379,700	$1,563,244

Palladium

Stillwater	$16,999	$3,088	$7,488	$-	$6,423	$13,911	$213,179

Platreef	-	-	-	-	-	-	78,814

Total palladium interests	$16,999	$3,088	$7,488	$-	$6,423	$13,911	$291,993

Platinum

Marathon	$-	$-	$-	$-	$-	$-	$9,451

Platreef	-	-	-	-	-	-	57,584

Total platinum interests	$-	$-	$-	$-	$-	$-	$67,035

Cobalt

Voisey’s Bay 5	$13,759	$2,632	$12,393	$(108,861)	$(110,127)	$14,025	$230,689

Total mineral stream interests	$1,284,639	$235,108	$246,944	$(108,861)	$693,726	$1,057,429	$6,379,580

Other

General and administrative					$(40,668)	$(38,130)

Share based compensation					(23,268)	(11,129)

Donations and community investments					(8,958)	(8,098)

Finance costs					(5,549)	(4,280)

Other					29,061	23,273

Income tax					(115,204)	8,516

Total other					$(164,586)	$(29,848)	$1,044,877

Consolidated					$529,140	$1,027,581	$7,424,457

1)	See Note 13 for more information.
2)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
3)
Where a gold interest represents less than 10%
of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests comprised of the operating Marmato gold interest as well as the non-operating Copper World, Santo Domingo, Fenix, Blackwater, El Domo, Marathon, Goose, Cangrejos, Platreef, Curraghinalt, Kudz Ze Kayah, Koné and Kurmuk gold interests.

4)
Where a silver interest represents less than 10
% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Pascua-Lama, Copper World, Navidad, Blackwater, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

5)	As it relates to mine operator concentration risk:
a.
The counterparty obligations under the Salobo, Sudbury and Voisey’s Bay PMPAs are guaranteed by the parent company Vale. Total revenues relative to Vale PMPAs during the year ended December 31, 2024 were 46% of the Company’s total revenue.

b.
The counterparty obligations under the Peñasquito PMPA are guaranteed by the parent company Newmont Corporation (“Newmont”). Total revenues relative to Newmont during the year ended December 31, 2024 were 15% of the Company’s total revenue.

c.
The counterparty obligations under the Constancia PMPA are guaranteed by the parent company Hudbay Minerals Inc (“Hudbay”). Total revenues relative to Hudbay during the year ended December 31, 2024 were 14% of the Company’s total revenue.

Should any of these mine operators become unable or unwilling to fulfill their obligations under their agreements with the Company, there could be a material adverse impact on the Company including, but not limited to, the Company’s revenue, net income and cash flows from operations

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [5
4
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

Year Ended December 31, 2023
(in thousands)	Sales	Cost of Sales	Depletion	Gain on Disposal 1	Net Earnings (Loss)	Cash Flow From Operations	Total Assets

Gold

Salobo 5	$399,936	$85,382	$71,878	$-	$242,676	$314,555	$2,681,419

Sudbury 2, 5	37,432	7,596	20,931	-	8,905	29,554	262,485

Constancia 5	95,672	20,315	15,318	-	60,039	75,357	80,265

San Dimas	82,656	26,499	11,143	-	45,014	56,157	144,722

Stillwater	16,842	2,989	4,383	-	9,470	13,853	211,469

Other 3	11,593	6,191	1,250	-	4,152	5,137	603,689

Total gold interests	$644,131	$148,972	$124,903	$-	$370,256	$494,613	$3,984,049

Silver

Peñasquito 5	$101,514	$19,010	$17,442	$-	$65,062	$82,504	$276,232

Antamina	86,855	17,203	25,838	-	43,814	69,652	519,530

Constancia 5	50,913	13,197	13,364	-	24,352	37,716	179,583

Other 4	99,312	22,886	12,347	5,027	69,106	74,272	582,113

Total silver interests	$338,594	$72,296	$68,991	$5,027	$202,334	$264,144	$1,557,458

Palladium

Stillwater	$18,496	$3,360	$6,145	$-	$8,991	$15,135	$220,667

Platinum

Marathon	$-	$-	$-	$-	$-	$-	$9,451

Cobalt

Voisey’s Bay 5	$14,824	$3,543	$14,395	$-	$(3,114)	$15,071	$350,816

Total mineral stream interests	$1,016,045	$228,171	$214,434	$5,027	$578,467	$788,963	$6,122,441

Other

General and administrative					$(38,165)	$(36,025)

Share based compensation					(22,744)	(16,675)

Donations and community investments					(7,261)	(7,039)

Finance costs					(5,510)	(4,230)

Other					34,271	32,007

Income tax					(1,414)	(6,192)

Total other					$(40,823)	$(38,154)	$908,744

Consolidated					$537,644	$750,809	$7,031,185

1)	See Note 12 for more information.
2)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
3)
Where a gold interest represents less than 10%
of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Marmato gold interests as well as the non-operating Minto, 777, Copper World, Santo Domingo, Fenix, Blackwater, Marathon, El Domo, Goose, Cangrejos and Curraghinalt gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

4)
Where a silver interest represents less than 10
% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Cozamin and Marmato silver interests and the non-operating Minto, 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World, Blackwater, El Domo and Mineral Park silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the third quarter of 2025.

5)	As it relates to mine operator concentration risk:
a.
The counterparty obligations under the Salobo, Sudbury and Voisey’s Bay PMPAs are guaranteed by the parent company Vale. Total revenues relative to Vale PMPAs during the year ended December 31, 2023 were 45% of the Company’s total revenue.

b.
The counterparty obligations under the Peñasquito PMPA are guaranteed by the parent company Newmont Corporation (“Newmont”). Total revenues relative to Newmont during the year ended December 31, 2023 were 10% of the Company’s total revenue.

c.
The counterparty obligations under the Constancia and 777 PMPA
s
are guaranteed by the parent company Hudbay Minerals Inc (“Hudbay”). Total revenues relative to Hudbay during the year ended December 31, 2023 were 15% of the Company’s total revenue.

Should any of these mine operators become unable or unwilling to fulfill their obligations under their agreements with the Company, there could be a material adverse impact on the Company including, but not limited to, the Company’s revenue, net income and cash flows from operations

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [5
5
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

Geographical Areas
The Company’s geographical information, which is based on the location of the mining operations to which the mineral stream interests relate, are summarized in the tables below:

			Carrying Amount at December 31, 2024

(in thousands)	Sales: Year Ended Dec 31, 2024		Gold Interests	Silver Interests	Palladium Interests	Platinum Interests	Cobalt Interests	Total

North America

Canada	$52,857	4%	$701,358	$165,983	$-	$9,452	$230,689	$1,107,482	17%

United States	38,591	3%	207,461	76,426	213,179	-	-	497,066	8%

Mexico	283,348	22%	136,478	351,732	-	-	-	488,210	8%

Europe

Portugal	22,695	2%	-	16,559	-	-	-	16,559	0%

Sweden	53,648	4%	-	25,169	-	-	-	25,169	0%

UK	-	0%	20,365	-	-	-	-	20,365	0%

South America

Argentina/Chile 1	-	0%	-	253,513	-	-	-	253,513	4%

Argentina	-	0%	-	10,889	-	-	-	10,889	0%

Chile	1,944	0%	55,024	-	-	-	-	55,024	1%

Brazil	539,583	42%	2,595,486	-	-	-	-	2,595,486	41%

Peru	284,079	22%	64,327	656,142	-	-	-	720,469	11%

Ecuador	1,203	0%	45,593	82	-	-	-	45,675	1%

Colombia	6,691	1%	80,531	6,749	-	-	-	87,280	1%

Africa

Côte d’Ivoire	-	0%	342	-	-	-	-	342	0%

Ethiopia	-	0%	43,952	-	-	-	-	43,952	1%

South Africa	-	0%	275,702	-	78,814	57,583	-	412,099	7%

Consolidated	$1,284,639	100%	$4,226,619	$1,563,244	$291,993	$67,035	$230,689	$6,379,580	100%

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [5
6
]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

			Carrying Amount at December 31, 2023

(in thousands)	Sales: Year Ended Dec 31, 2023		Gold Interests	Silver Interests	Palladium Interests	Platinum Interests	Cobalt Interests	Total

North America

Canada	$60,163	6%	$708,402	$141,292	$-	$9,451	$350,816	$1,209,961	20%

United States	35,337	3%	211,470	971	220,667	-	-	433,108	7%

Mexico	200,146	20%	144,719	396,490	-	-	-	541,209	9%

Europe

Portugal	33,375	3%	-	17,516	-	-	-	17,516	0%

Sweden	48,177	5%	-	27,017	-	-	-	27,017	0%

UK	-	0%	20,198	-	-	-	-	20,198	0%

South America

Argentina/Chile 1	-	0%	-	253,514	-	-	-	253,514	4%

Argentina	-	0%	-	10,889	-	-	-	10,889	0%

Chile	-	0%	56,538	-	-	-	-	56,538	1%

Brazil	399,936	39%	2,681,419	-	-	-	-	2,681,419	44%

Peru	233,442	23%	80,265	699,107	-	-	-	779,372	13%

Ecuador	-	0%	39,455	3,779	-	-	-	43,234	1%

Colombia	5,469	1%	41,583	6,883	-	-	-	48,466	1%

Consolidated	$1,016,045	100%	$3,984,049	$1,557,458	$220,667	$9,451	$350,816	$6,122,441	100%

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

29.	Subsequent Events
Declaration of Dividend
The Company has increased its quarterly dividend under its dividend policy, setting it at $0.165 per common share for 2025. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.
On March 13, 2025, the Board of Directors declared a dividend in the amount of $0.165 per common share, with this dividend being payable to shareholders of record on April 1, 2025 and is expected to be distributed on or about April 11, 2025. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares based on the Average Market Price, as defined in the DRIP.
Amendment to Blackwater PMPA
On March
7
, 2025, the Company amended its PMPA (the “Blackwater Silver PMPA”) with Artemis Gold Inc. (“Artemis”) in respect of silver production from the Blackwater Project located in British Columbia in Canada (the “Blackwater Project”). Under the Blackwater Silver PMPA, Wheaton will acquire an amount of silver equal to
50
% of the payable silver until
17.8
million ounces have been delivered and
33
% of payable silver thereafter for the life of the mine.
Previously, the determination of payable silver production under the Blackwater Silver PMPA required the application of a complex metallurgical protocol to determine the silver content of the mill feed and applied a fixed recovery rate of

61
%. As a result of the amendment, the amount of payable silver will be determined based on a fixed ratio of silver to gold ounces produced. The ratio will be as follows:

•	5.17 ounces of silver for every ounce of gold produced while the plant throughput is less than 15Mtpa;

•	5.10 ounces of silver for every ounce of gold produced while the plant throughput exceeds 15Mtpa, but is less than 20Mtpa; and

•	5.07 ounces of silver for every ounce of gold produced while the plant throughput exceeds 20Mtpa

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [57]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2024 and 2023 (US Dollars)

Once 17.8 million ounces of silver have been delivered, the determination of payable silver will revert to being based on a fixed silver recovery factor, consistent with the previous terms of the Blackwater Silver PMPA. As a result of the changed payable silver profile which is expected to deliver silver ounces to the Company sooner relative to the original profile, coupled with the administrative benefits when it comes to determining payable silver, on March 10, 2025, the Company paid Artemis $30 million in connection with this amendment.

WHEATON PRECIOUS METALS 2024 ANNUAL REPORT - FINANCIAL STATEMENTS [58]

Corporate Information

DIRECTORS

George Brack, Chair
Jaimie Donovan
Peter Gillin
Chantal Gosselin
Jeane Hull
Glenn Ives
Charles Jeannes
Marilyn Schonberner
Randy Smallwood
Srinivasan Venkatakrishnan

OFFICERS

Randy Smallwood
President & Chief Executive Officer

Curt Bernardi
Senior Vice President,
Legal and Strategic Development

Gary Brown
Senior Vice President & Chief Financial Officer
(until March 31, 2025)

Vincent Lau
Senior Vice President & Chief Financial Officer
(effective March 31, 2025)

Haytham Hodaly
Senior Vice President, Corporate Development

TRANSFER AGENT

TSX Trust Company
1600 – 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada & USA:
1 800 387 0825

Outside of Canada & USA:
1 416 682 3860

Email: shareholderinquiries@tmx.com

AUDITORS

Deloitte LLP
Vancouver, Canada

INVESTOR CONTACT

Emma Murray
Vice President, Investor Relations

Telephone: 1 604 684 9648
Toll Free: 1 844 288 9878
Email: info@wheatonpm.com

CANADA – HEAD OFFICE

Wheaton Precious Metals Corp.
Suite 3500
1021 West Hastings Street
Vancouver, BC V6E 0C3
Canada
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE

Wheaton Precious Metals
International Ltd.
Suite 300, 94 Solaris Avenue
Camana Bay
P.O. Box 1791 GT, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING:

Toronto Stock Exchange: WPM
New York Stock Exchange: WPM
London Stock Exchange: WPM

Wheaton Precious Metals is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

Wheaton Precious Metals Corp.
Suite 3500 - 1021 West Hastings St.
Vancouver, BC Canada V6E 0C3

T: 1 604 684 9648
F: 1 604 684 3123

TSX | NYSE | LSE : WPM
wheatonpm.com

Value through streaming.